1901 East Edwardsville Road Wood River, IL 62095

September 21, 2012

Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561
Mail Stop 3561
Attention: Lyn Shenk, Branch Chief

Re:	YTB International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 29, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 15, 2011
Form 10-Q for Fiscal Quarter Ended September 30, 2011
Filed November 14, 2011
File No. 000-18412

Dear Mr. Shenk:

We hereby provide the following responses to your comment letter dated May 23, 2012 concerning the above-referenced forms. To assist your review, we have retyped the text of the Staff’s comments in bold face type. Please note that all references to page numbers in the responses refer to the page numbers of the 10-K and the 10-Q, respectively, as filed with the SEC.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1. Business, page 4

1.
Refer to your response to our prior comment 1 and 2. We expect that the Form 10-K for the year ended December 31, 2011, which has not yet been filed, will describe as appropriate, the actual and /or expected impact on your organization of both the reorganization and restructuring efforts reported in the Form 8-K filed on May 15, 2012 and the apparent, yet to be completed, asset purchase agreement with Sixth Scott in regard to YTB Travel, Inc. and YTB Travel network of Illinois, as well as the status of the aforementioned efforts and transaction at the time of filing. Please confirm that you intend to make such disclosure. In connection with this, tell us the present status of the transaction represented by the purchase agreement with Sixth Scott.

1

We will make full disclosure in the 10K. In addition:

As reported in our Form 8-K filed on May 15, 2012, the Company has initiated a restructuring program, with projected annual cost savings of $2.4 million. Since then, as reported in our Form 8-K filed on June 5, 2012, the Company has hired its former President and Chief Operating Officer of YTB, Andy Cauthen, to serve as the Company’s current President and Chief Executive Officer.

The sale of certain assets of YTB Travel, Inc. and YTB Travel Network of Illinois, Inc. was completed on March 1, 2012, as reported in our Form 8-K filed on March 1, 2012. We will forward an updated letter of response in 45 days.

2.
Please refer to the proposed revised disclosure contained in the response to prior comment 1. We did not note a description of the “associate/free agents/affiliates” within your organization, whom we note are given a free account through which they sell travel and/or proprietary products. Please expand the proposed disclosure to include such personnel, the applicable term for these personnel (that is, “associate,” “free agent” or “affiliate”), their role in your organization, and their relationship to “Reps” and “RTAs.” Your expanded disclosure should discuss whether this group (a) is expected to continue to be a significant portion of your total number of personalized website owners, as indicated by your prior disclosures, and (b) will continue to be given personalized websites for free under your new organization structure.

Going forward we will amend our disclosure statements.

3.
Please clarify the basis upon which the 50% commission referred to in the last sentence “Product Segment” in your proposed revised disclosure is determined – for example, based upon the total applicable commission amount earned by YTB, sale price, or some other factor. In addition, clarify who earns the commission.

The definition of the commission amount is the portion of the travel vendors’ revenue that is returned to YTB for the services / travel bookings performed by RTAs. The RTA earns half of the total commission paid to YTB from the vendors. The other half is retained by YTB.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 1 – Organization and Nature of Operations, page 8

4.
Refer to your responses to prior comments 5 and 10. We do not agree that the initial set up fees you charge represent the culmination of a separate earnings process that should be recognized as revenue immediately. Such an earnings process should provide value to a customer on a standalone basis. It is not apparent from your facts and circumstances that the set up fees provide such value. Please note that the timing of the recognition of revenue is based on when the associated services are provided and not based on the timing of when related costs are incurred. Moreover, we note that your disclosed accounting policy is to recognize all up front fees over the expected life of the subscriber, which is in conformity with the guidance provided in questions 1 and 2 of Staff Accounting Bulletin Topic 13.A.3.f. In accordance with your accounting policy, please reassess the accounting for the indicated initial set up or upfront fees for each annual and interim period affected. In so doing, please tell us the amount of fees that are subject to your reassessment and the periods affected.

We will forward an updated letter of response within 45 days.

5 .
Refer to your response to prior comment 7. With regard to the number of active “free agents” or “associates,” we believe that you should make a distinction between the number that maintain their affiliation with you and the number within this population that are truly active – that is, those that are consistently performing the intended services expected of such personnel. It may be reasonable to consider within your definition and number of active personnel a brief period of inactivity, supported by your historical experience that demonstrates a pattern of consistent activity over an extended period of time that justifies a description as active. We believe making the noted distinction will provide investors with a better understanding of your revenue generation potential. Please revise your disclosure accordingly.

Going forward we will amend our disclosure statements.

2

Note 3 – Liquidity and Financial Condition, page 9

6.
Refer to your response to prior comment 8. Please include in the Form 10-K for fiscal 2011, which has not yet been filed, robust and candid disclosure of reasonable expectations with regard to the adequacy of your liquidity and capital resources. This disclosure should give appropriate consideration to your reorganization and restructuring results, cash flows and financial position through the most recent annual and interim periods completed.

In future filings YTB will fully disclose the appropriate consideration.

7.
Refer to your response to prior comments 12. You state that no one is on track to meet the guaranteed income under the $3,600 guarantee program. Therefore, it appears that a liability exists that should be accrued. Please tell us the amount of the liability for each annual and interim period for which this guarantee was in effect and how each amount was determined.

As previously stated in prior comment 12, no Rep qualified for the $3,600 guarantee. It became clear that the program could not operate as originally conceived and therefore it has been cancelled.

8.	Refer to your response to prior comment 14. Please revise your disclosure to be consistent with the response.

N/A – The program has been cancelled.

Note 4 – Sale of Assets, page 9

9.
Refer to your response to prior comment 18. From this response, it appears that you invested an additional $416,000 into developing the property indicated in the response. However, it does not appear that you reported the associated cash out flow as an investing activity in the investing section of the statement of cash flows for the periods affected. Please reassess the reporting of this activity for each period affected, as this outflow appears to be material to both your investing activity and the complete understanding of the Zeiser note receivable associated with such activity.

At this time, we have not completed our review, but will forward an updated letter of response within 45 days.

10.
Refer to your response to prior comment 19. Based on the information available to us, the buyer note receivable in the amount of $4.3 million does not appear to be substantive in that the buyer has not obligation to pay the note after it has expired, and there is no apparent recourse by you if any portion of the note is not paid, or the note is not repaid in full before or after it expires. Therefore, the amount of the note should not be considered in determining the net results of the sale of the corporate office building. The cash proceeds received of $2.8 million appear to represent the fair value of the property, based on references to the appraised value in this amount in both the promissory note for the buyer note receivable and rider A to the sales contract for the property. In view of the preceding, it appears from the information in your response that you incurred an aggregate loss on the sale of the property in the amount of $5,529,412.90 that should be recognized immediately. This is based on a cash sale price of $2.8 million in connection with your continuing involvement in the property through your purchase options for the property, pursuant to ASC 840-40-25-13a, (b) the write off of $4,472,418.47 for the portion of the carrying amount (with the carrying amount equal to $7,272,418.47) of the property in excess of its fair value pursuant to ASC 840-40-25-3c and 30-3, (c) settlement charges of $79,977.50 incurred on the sale, (d) the carrying amount of the Zeiser note of $415,503.00 exchanged in the sale, (e) the balance of associated unamortized debt costs written off of $202,917.50 and (f) the value of warrants issued in the sale of $358,596.43. Based on disclosure in the “TI2B, LLC (F/KA WR Landing)” section of Note 5 of the notes to the financial statements in the 2010 Form 10-K, it appears that the $96,913.30 described in the response as “reverse deferred gain” is unrelated to the sale of the corporate office building. Please reassess the accounting for the reporting of this transaction for each period affected. Additionally, your response did not address the $84,000 fee paid to an unrelated party in connection with the sale of the corporate office building, as disclosed in several places in the 2010 Form 10-K, that appears should be further factored into the loss on the transaction.

We will forward an updated letter of response within 45 days .

11.
Refer to your response to prior comment 20. Based on information available to us, it appears that the reduced rent is directly attributable to the buyer note related to the sale of the corporate building and exists only as long as that note is outstanding. Since the Zeiser note receivable was consideration you transferred in the sale of the corporate office building, it appears that the carrying amount of the note should be factored into the loss on the sale of the corporate office building, as indicated in the comment above, and not recorded as a deferred charge. In connection with the preceding comment, please reassess your accounting for the transfer of the Zeiser note receivable upon the sale of the corporate office building.

As mentioned in items 9. and 10., the building analysis is in process and the results will be forwarded in an updated letter of response.

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12.
Refer to your response to prior comment 21. We did not identify any document filed on March 11, 2011, as indicated in your response, or any filed exhibit containing the document included as exhibit A in your response. Please file exhibit A in your response as an exhibit within the commission’s EDGAR system.

We will file an amended Form 8K related to this matter.

13.
Refer to your response to prior comment 22. In connection with the comment above regarding the recording of the sale of the corporate office building, please reassess your accounting for the related sale/leaseback.

As mentioned in items 9, 10 and 11, we are reviewing the building sale transaction. We will forward an updated letter of response within 45 days.

Segment Information, page 18

14.
Refer to your responses to prior comments 24 through 27. We note from the Form 8-K filed on April 16, 2012 that the filing of the Form 10-K has been delayed in part due to the need to complete your annual goodwill impairment analysis. We expect that this analysis will give careful consideration to your reorganization and restructuring efforts and the asset purchase agreement with Sixth Scott revered to above, and include reasonable and candid expectations based on both your actual results, and cash flows, and financial position through the most recent annual and interim periods completed and any trends indicated thereby. Please provide us with a copy of this goodwill impairment analysis when completed. Please also tell us the name of the independent third party that prepared the goodwill impairment analysis.

We will provide an updated letter of response within 45 days.

15.
You state in your response to prior comment 27 that you reached a modified agreement on the asset purchase agreement with Sixth Scott in regard to YTB Travel, Inc. and YTB Travel Network of Illinois. You also state that the modified agreement was filed in a Form 8-K on February 24, 2012. We did not identify a Form 8-K that was filed on this date, nor did we identify any other filed Form 8-K that contained the modified agreement as an exhibit. Please file the modified agreement as an exhibit within the commission’s EDGAR system, and provide us with a copy of the agreement.

Confirmed. A copy of the Amended and Restated Asset Purchase Agreement accompanies this response.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Notes to Condensed Financial Statements

Note 3. Liquidity and Financial Condition. page 9

16.
Refer to your response to prior comment 29. You assert that YTB Travel Network of Illinois was a non-operating subsidiary that existed solely to hold the licenses that YTB Travel Network of Delaware utilized to perform travel operations, and that the company did not have any assets or liabilities as of the sale date, and was not material to the marketing segment. However, your disclosures in the Form 8-K filed March 1, 2012 that “the YTB Parties agreed to engage the Purchaser as the sole and exclusive provider to the YTB Parties and their affiliates of all travel related services anywhere in the world other than Canada during the term of the Amended and Restated agreement,” and “Purchaser may offer employment to certain YTB Travel employees, as provided in the Amended and Restated Agreement, and the YTB Parties will use all commercially reasonable efforts to encourage those employees to accept employment with the Purchaser” appear to contradict your assertion. It appears that the licenses are the basis for the travel business and without which you cannot perform such business, that your travel business other than that related to Canada is to be sold, and that the travel business is material, since this appears to be a principal activity within your overall organization. For these reasons, we reissue our prior comment. Please tell us which segment (or segments) the travel business related to. In so doing, quantify for us the percentage of the applicable segment’s assets, net assets, revenues, and results related to the travel business. To the extent that the travel business related to your marketing segment, please tell us whether a portion of the marketing segment’s goodwill is to be included in the carrying value of the travel business to be sold, the amount of such goodwill, and the method used to determine the amount. If no goodwill is to be allocated to the travel business, explain why. Refer to FASB ASC 350-20-35-52 through 35-57 for guidance. Further, tell us whether you plan to report a gain or loss in connection with the sale of the travel business, as well as how the gain or loss was computed.

We will provide an updated letter of response within 45 days.

17.
From the reference to “during the term of the Amended and Restated Agreement” disclosed in the Form 8-K referred to in the preceding comment, it appears that a period of time continues to be associated with the sale of the travel business. If this is true, please explain to us the purpose and significance of the period of time for this purported sale transaction.

As reported in the Form 8-K filed on March 1, 2012, the closing of the Amended and Restated Asset Purchase Agreement between the Company and Sixth Scott, LLC and First Travel Alliance, LLC was completed on March 1, 2012.

Should you have any additional questions or concerns, please do not hesitate to contact the undersigned at (618) 216-4106 or via email at sboyd@ytb.com.

Very truly yours,

/s/ Steven M. Boyd
Steven M. Boyd
Controller/Principal Accounting Officer

4

Exhibit 1

Nord 2.20.12

AMENDED AND RESTATED ASSET PURCHASE AGREEMENT

THIS AMENDED AND RESTATED ASSET PURCHASE AGREEMENT (the "Agreement" is entered into effective as of March 1, 2012, by and between YTB International, Inc., a Delaware corporation ("YTB"), YTB Travel Network, Inc., a Delaware corporation ("YTB Travel") YTB Travel Network of Illinois, Inc., an Illinois corporation and a wholly-owned subsidiary of YTB Travel ("Seller"), YTB, Inc. f/k/a ZamZuu, Inc., a Delaware corporation and a wholly owned subsidiary of YTB ("ZamZuu"), and Sixth Scott, LLC, a Utah limited liability company ("Sixth Scott"), and its wholly-owned subsidiary, First Travel Alliance, LLC, a Utah limited liability company ("ETA" and together with Sixth Scott, "Purchaser"). YTB, YTB Travel, ZarnZuu and Seller are referred to collectively herein as the "YTB Parties." Capitalized terms used and not otherwise defined herein shall have the meanings given to them in Article I. This Agreement amends, restates, and supersedes in its entirety the Asset Purchase Agreement between the parties to this Agreement dated on or about October 25, 2012.

RECITALS

A.           The YTB Parties are currently in the business of creating, selling and supporting online travel hooking websites to Subscribers through websites and otherwise selling travel through various means (collectively, the "Business").

B.           Seller has agreed to transfer the Business Assets and assign the Assumed Liabilities to Purchaser, and Purchaser will accept the Business Assets and assume the Assumed Liabilities from Seller, all on the terms and conditions set forth herein.

C.           Purchaser and the YTB Parties will enter into such additional agreements, as of Closing, relating to the transactions provided for herein.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants, representations, warranties, conditions, and agreements hereinafter expressed, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
DEFINITIONS

Without limiting the effect of any other terms defined in the text of this Agreement, the following words shall have the meaning given them in this Article I:

1.1           "Affiliate" means, with respect to any Person, any Person which is controlling, controlled by, or under common control with, directly or indirectly through any Person, the Person referred to, and, if the Person referred to is a natural person, any member of such Person's immediate family. The term "control" (including, with correlative meaning, the terms "controlled by" and "under common control with") as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

1.2           "Agreement" means this Agreement as executed on the date hereof and as amended or supplemented in accordance with the terms hereof, including all Exhibits hereto.

1.3           "Applicable Earn Out Rate" means:

(a)           Forty-five percent (45%) from March 1, 2012 through February 28, 2014;

Exhibit 1

(b)           Thirty-five percent (35%) from March 1, 2014 through February 28, 2017;

(c)           Twenty-five percent (25%) front March 1, 2017 through the remainder of the Term.

1.4           “Arbitrator" has the meaning set forth in Section 11.9.

1.5           "Assumed Contracts" means those Contracts to which the YTB Parties are a party or by which they are bound as of the Closing and which are exclusively related to the Business and which, in Purchaser's sole discretion, Purchaser elects to assume. Purchaser has agreed to assume the Assumed Contracts that are set forth in Section 1.5 of the Disclosure Schedule and has 90 days from Closing to elect to assume any other contracts related to the Business in Purchaser's sole discretion.

1.6           "Assumed Liabilities" means all of the debts, liabilities and obligations of the YTB Parties as of the Closing arising out of or pertaining to the Assumed Contracts.

1.7           "Business" has the meaning set forth in the Recitals.

1.8           "Business Assets" means the assets owned by the YTB Travel listed in Section 1.8 of the Disclosure Schedules, but specifically excluding the Excluded Assets.

1.9           "Business Day" means any day which is not a Saturday, Sunday or a legal holiday in the State of New York, United States of America.

1.10           "Closing" means the consummation of the transactions contemplated by this Agreement, as provided for in Section 3.3.

1.11           "Closing Date" means March I, 2012.

1.12           "Contract" means any contract, agreement, lease, indenture, mortgage, deed of trust, evidence of indebtedness, binding commitment or instrument.

1.13           "Disclosure Schedule" has the meaning set forth in Article V, and the Disclosure Schedule is attached hereto as Exhibit C.

1.14           "Deactivated Subscriber" has the meaning set forth in Section 7.5.

1.15           "Encumbrances" means mortgages, liens, charges, claims, security interests, easements or other encumbrances.

1.16           "Excess Annual Cost Factor" means, in any year during the Term, an amount equal to 3% of the Travel Revenues during such year in excess of $7,800,000.

1.17           "Excess Monthjy Costs" means, in any month during the Term, an amount equal to 3% of the Travel Revenues during such month in excess of $650,000.00 (prorated for any partial month during the Term based on the number of days in such partial month).

1.18           "Excluded Assets" means all of the assets, properties, rights and interests of YTB Travel listed in Section 1.18 of the Disclosure Schedule.

1.19           "Excluded Liabilities" means all of the debts, obligations and liabilities of Seller or the Business arising prior to the Closing other than the Assumed Liabilities.

1.20           "Excluded Travel Revenues" means revenue received by Purchaser from programs or sales techniques other than through online websites of Original IC's, New IC's, and/or Online RTA's.

Exhibit 1

1.21           "Extended Transition Service Period" has the meaning set forth in Section 7.7(c).

1.22           Intentionally omitted.

1.23           Intentionally omitted.

1.24           "Indemnifying Party" has the meaning set forth in Section 10.4.

1.25           "Term" has the meaning set forth in Section 9.1.

1.26           "Injured Party" has the meaning set forth in Section 10.4.

1.27           "Law" or "Laws" means any statute, law, ordinance, decree, order, injunction, rule, directive, or regulation of any government or quasi-governmental authority, and includes rules and regulations of any regulatory or self-regulatory authority compliance with which is required by law, in effect on the date hereof in the Territory.

1.28           "I ,oss" or "Losses" means each and all of the following items to the extent actually paid or incurred: losses, liabilities, damages, judgments, fines, costs, penalties, amounts paid in settlement and reasonable out-of-pocket costs and expenses incurred in connection therewith (including, without limitation, costs and expenses of suits and proceedings, and reasonable fees and disbursements of counsel), but net of any insurance proceeds received or receivable by the Injured Party with respect to such Losses, and net of any tax benefit received or receivable by the Injured Party in respect of such Losses.

1.29           "Material Adverse Effect" means a material adverse effect on the assets, business, financial condition or results of operations of the Business taken as a whole.

1.30           "Net Earn Out Payments" has the meaning set forth in Section 4.1(a)(i).

1.31           "Net Travel Revenues" means, with respect to any month during the Term, the dollar amount of (a) all Travel Revenues received by Purchaser during such month other than revenues received from Royal Caribbean Cruise Lines, less (b) the amount of commissions payable to Qualified Subscribers with respect to the Travel Revenues generated by such Qualified Subscribers during such month, less (c) the amount of the Standard Monthly Costs, less (d) the amount of any Excess Monthly Costs.

1.32           "Network Marketing Competitor" means any Person engaged in the business of multilevel network marketing that provides Travel Related Services as its sole or primary product or service (with "primary" defined as travel accounting for 80% or more of the Person's net revenues), including but not limited to Traveras and World Ventures.

1.33           "New IC' s" has the meaning set forth in Section 4.1(b)(i).

1.34           "Noncompete Agreement" has the meaning set forth in Section 3.4(a)(iv).

1.35           "Noncompete Parties" means each of Robert Van Patten, Lloyd Tomer, and Scott Tomer.

1.36           "Notice of Claim" has the meaning set forth in Section 10.4.

1.37           "Online RTA' s" means any Subscriber that utilizes travel booking services provided by Orbitz or another travel booking channel other than through Purchaser.

Exhibit 1

1.38           "Option Agreement" has the meaning set forth in Section 3.4(a)(iii).

1.39           "Ordinary Course" means, with respect to the Business, the ordinary course of commercial operations customarily engaged in by YTB Travel or Seller with respect to the Business and consistent with past or current practice.

1.40           "Party” means YTB, YTB Travel, Seller, ZamZuu, Sixth Scott or PTA, and "Parties" means all of them.

1.41            "Permitted Activities" means, collectively, the following activities of the YTB Parties and their Affiliates: (a) sale or license of websites to Subscribers, (b) hosting of non-travel websites for Subscribers, (c) provision of Transition Services pursuant to Section 7.7, (d) provision of travel-related promotional services as it relates to the sale, license or hosting of websites, (e) promotional activities related to assisting Subscribers in achieving the requirements of Section 4.1(b)(i), and (f) any other activities related to Travel Related Services that are expressly permitted hereby or pursuant to any of the Transaction Documents. The Permitted Activities shall only be performed by the YTB Parties for the benefit of the YT13 Parties and/or Purchaser and in conformance with the non-compete obligations hereunder.

1.42           "Permitted Encumbrances" means encumbrances that are disclosed in Section 1.43 of the Disclosure Schedule (including the terms of the Assumed Contracts) attached hereto as Exhibit D.

1.43           "Person" means an individual, general or limited partnership, corporation (including any non-profit corporation), business trust, limited liability company, limited liability partnership, joint stock company, estate, trust, association, organization, unincorporated association, joint venture or other entity.

1.44           "Purchaser Obligations" has the meaning set forth in Section 11.13.

1.45           "Purchaser" has the meaning set forth in the preamble.

1.46           "Qualified Subscribers" means Subscribers of YTB as of the Closing Date or Original IC's and New IC's of Purchaser after the Closing Date that were Subscribers of YTB prior to the Closing Date.

1.47           "Records" has the meaning set forth in Section 7.1.

1.48           "Seller" has the meaning set forth in the preamble.

1.49           "Standard Monthly Costs" means, in any month during the Term, an amount equal to $112,500 (prorated for any partial month during the Term based on the number of days in such partial calendar month) while Purchaser operates solely at the YTB Facility and $125,000 (prorated for any partial month during the Term based on the number of days in such partial calendar month) when Purchaser is not operating out of YTB's facility.

1.50           "Subscriber" means any Person utilizing Travel Related Services provided by the Business who has paid fees to subscribe to YTB or its Affiliates' promotional services and for so long as such person or agent continues to pay applicable fees to YTB or its Affiliates.

1.51           "Survival Period" has the meaning set forth in Section 10.1.

1.52           "Term" has the meaning set forth in Section 9.1.

1.53           "Territory" means all countries located anywhere in the world other than Canada

Exhibit 1

1.54           "Transaction Documents" means this Agreement, the Option Agreement, the Noncompete Agreements and any other agreements, documents and certificates contemplated hereby or thereby.

1.55           "Transferred Employees" has the meaning set forth in Section 7.10(a).

1.56           "Transition Services" has the meaning set forth in Section 7.7(a).

1.57           "Transition Services Period" has the meaning set forth in Section 7.7(a).

1.58           "Travel Revenues" means all travel revenues received by Purchaser through Qualified Subscribers' sales efforts except for revenues received from Royal Caribbean Cruise Lines and nontraditional compensation that differs from up front commissions, overrides, and/or segment fees, such as but not limited to government incentives or subsidies or mark up on pre-purchased hotel rooms.

1.59           "Travel Related Services" means the following services and products (including products and services reasonably related thereto):

(a)           Any products or services related to travel;

(b)           Booking engine, agent tools, and back office administrative support for travel agents;

(c)           Travel portal (landing page), travel products and services, representative support (as it relates to travel), and group booking support;

(d)           Accounting and infoimation technology systems support for online travel sites;

(e)           Transaction reporting for travel booked and receipt and payment of commissions; and Maintenance of all vendor contracts, agency agreements, licenses and service contracts necessary to provide the Travel Related Services.

1.60           "YTB" has the meaning set forth in the preamble.

1.61           "YTB Facility" means the facility owned or leased by YTB located at 1901 E. Edwardsville Road, Wood River, Illinois 62095

1.62           "YTB Parties" has the meaning set forth in the preamble.

1.63           "YTB Travel" has the meaning set forth in the preamble.

1.64            "ZamZuu Affiliated Sites" means websites hosted by ZaniZuu, Inc. (including the ZamZuu ecommerce site or any other ZamZuu or private label websites affiliated with ZainZuu, Inc.), but excluding websites created by ZamZuu, Inc. or its Affiliates but no longer hosted by ZamZuu, Inc. or its Affiliates due to a failure of a Subscriber to make required subscription payments.

1.65           "ZamZuu Subscribers" means Subscribers to ZamZuu Affiliated Sites.

ARTICLE II
CONDUCT OF BUSINESS

2.1           Engagement of Provider. Effective as of the Closing, the YTB Parties, on their own behalf and on behalf of their Affiliates, hereby engage Purchaser as the sole and exclusive provider to the YTB Parties and their Affiliates of Travel Related Services in the Territory during the Term. Purchaser hereby accepts such engagement and agrees to provide Travel Related Services to the YTB Parties and their Affiliates on the terms and conditions contained herein.

2.2           Transition of Travel Related Services. the Parties acknowledge and agree that YTB Travel (or its Affiliates) shall assist Purchaser in transitioning the performance of the Travel Related Services to Purchaser by providing the Transition Services pursuant to Section 7.7. Upon the expiration or earlier termination of the Transition Services Period, Purchaser shall he responsible for providing the Travel Related Services to the YTB Parties and their Affiliates on the terms and conditions contained herein.

Exhibit 1

2.3           Standard of Performance. Purchaser shall perform the Travel Related Services in a manner that is consistent with the standards of care exercised by YTB Travel prior to the Closing Date, but in no event shall Purchaser provide such Travel Related Services utilizing less than a reasonable standard of care. Purchaser represents and warrants to the YTB Parties that it, and all personnel engaged by Purchaser to perform the Travel Related SerVices, shall provide the Travel Related Services in a competent and professional manner.

2.4           Conduct of Business. At all times during the Term, Purchaser shall continue to operate the Business in the Ordinary Course.

ARTICLE III
TRANSFER OF BUSINESS ASSETS

3.1           Transfer of Assets and Liabilities. Upon the terms and subject to the conditions of this Agreement and the Option Agreement, at the Closing and as of the Closing:

(a)           The YTB Parties shall sell, assign, transfer and convey to Purchaser, and Purchaser shall purchase, acquire and accept from the YTB Parties, all of the YTB Parties' right, title and interest in and to the Business Assets, free and clear of all Encumbrances other than Permitted Encumbrances; and

(b)           Purchaser shall assume all of the obligations of the YTB Parties in respect of the Assumed Liabilities.

3.2           Excluded Liabilities. The YTB Parties acknowledge that the Excluded Liabilities are the obligations of the YTB Parties and not of Purchaser, and Purchaser is not assuming any of the Excluded Liabilities under the terms of this Agreement.

3.3           Closing. The Closing shall take place via email or other electronic transmission concurrently with the execution of this Agreement. At Closing, (a) the YTB Parties shall deliver or cause to be delivered to Purchaser possession of the Business Assets and the documents and other items identified in Section 3.4(a), and (b) Purchaser shall deliver to YTB Travel the documents and other items identified in Section 3.4(b). The effective time of the Closing shall be 12:01 a.m. St. Louis, Missouri time on March 1, 2012. Documents may be signed prior to March 1, 2012 and delivered to Nord Law, LLC, to be distributed to the Parties on March 1, 2012.

3.4          Closing Deliveries.

(a)           At the Closing, the YTB Parties shall deliver or cause to be delivered to Purchaser the following:

(i)            a bill of sale with respect to the Business Assets, duly executed by the YTB Parties holding title to such Business Assets, in form attached hereto as Exhibit D;

(ii)           an Option Agreement in the form attached hereto as Exhibit A (the "Option Agreement"), duly executed by YTB;

(iii)          a noncompetition agreement (the "Noncompete Agreement"), in the form attached hereto as Exhibit B, executed by each of the Noncompete Parties;

(iv)          certificates of good standing for each of the YTB Parties in their respective jurisdictions of incorporation; and

(v)           such other customary documents, instruments or certificates as shall be reasonably requested by Purchaser and as shall be consistent with the terms of this Agreement.

(b)           At the Closing, Purchaser shall deliver to the YTB Parties the following:

(i)            the Option Agreement, duly executed by Purchaser;

(ii)           a Noncompete Agreement with each of the Noncompete Parties, in the form attached hereto as Exhibit "B," duly executed by Purchaser;

(iii)          certificates of good standing for each of Sixth Scott and ETA in their respective jurisdictions of incorporation; and

(iv)          such other customary documents, instruments or certificates as shall be reasonably requested by the YTB Parties and as shall be consistent with the terms of this Agreement.

Exhibit 1

3.5           Allocation of Purchase Price. Within ninety (90) calendar days following the Closing, the Parties shall mutually agree to an allocation of the consideration paid for the Business Assets among the Business Assets. The Parties shall report the acquisition of the Business Assets for all Tax purposes in a manner consistent with such allocation, and shall take no position inconsistent therewith or contrary thereto, unless required by Law.The allocation may not be amended or changed without the mutual written consent of the Parties.

3.6           Proration of Certain Costs. Except for the accrued liabilities included in the Assumed Liabilities, the parties hereto agree that all costs, expenses and other liability items relating to the Business Assets and the Business shall be prorated to the Closing Date with Seller being responsible for all such costs, expenses or other liability items up to the Closing Date and Purchaser being responsible for all such costs, expenses and other liability items incurred from and after the Closing Date, except as otherwise specifically provided for in this Agreement to the contrary. The parties agree to prorate all such costs, expenses or other liability items not prorated at Closing in accordance with the foregoing statements, after Closing and promptly upon written request by a party including reasonable documentation for the item to be prorated. Any and all charge backs, debit memos, unclaimed commission claims, and customer service demands created by the YTB Parties prior to the Closing shall be the responsibility of the YTB Parties.

3.7           Further Assurances. From and after the Closing, the Parties shall do such acts and execute such documents and instruments as may be reasonably required to make effective the transactions contemplated hereby.

ARTICLE IV
CONSIDERATION

4.1           Consideration. The consideration that Purchaser shall pay to YTB Travel for the transfer of the Business Assets and the other agreements and covenants contained herein shall be as follows:

(a)           Net Earn Out Payments.

(i)            During the Term, Purchaser shall pay YTB Travel on a monthly basis (based on calendar months, with payments in any partial calendar month being prorated based on the number of days in such partial calendar month) an amount equal to (A) the Applicable Earn Out Rate multiplied by (B) Net Travel Revenues generated during the applicable month (the "Net Earn Out Payments").

(ii)           With respect to each year during the Term (each, a "Measurement Period"), the amount of the aggregate Net Earn Out Payments paid to YTB Travel during such Measurement Period under this Section 4.1(a) shall be adjusted as follows:

(A)          If the amount of Travel Revenues during such Measurement Period is $7,800,000 or less, then Purchaser shall refund to YTB Travel an amount equal to (A) the Applicable Earn Out Rate; multiplied by (B) the Excess Monthly Costs deducted from the Earn Out Payments during such Measurement Period. If the amount of Travel Revenues during such Measurement Period is more than $7,800,000 and the aggregate amount of Excess Monthly Costs deducted from the Net Earn Out Payments during such Measurement Period is more than the Excess Annual Cost Factor, then Purchaser shall pay to YTB Travel an amount equal to (1) the Applicable Earn Out Rate multiplied by (2) the positive difference between (a) the aggregate Excess Monthly Costs deducted from the Net Earn Out Payments during such Measurement Period and (b) the Excess Annual Cost Factor.

(B)           If the amount of Travel Revenues during such Measurement Period is more than $7,800,000 and the aggregate amount of Excess Monthly Costs deducted from the Net Earn Out Payments during such Measurement Period is less than the Excess Annual Cost Factor, then YTB Travel shall pay to Purchaser an amount equal to (1) the Applicable Earn Out Rate multiplied by (2) the positive difference between (a) the Excess Annual Cost Factor and (b) the aggregate Excess Monthly Costs deducted from the Net Earn Out Payments during such Measurement Period.

(C)           Any amounts payable under this Section 4.1(a)(ii) shall be payable by an appropriate adjustment to the Net Earn Out Payment due to YTB Travel with respect to the last month of any Measurement Period. If, in the case of any payment under Section 4.1(a)(ii)(B), the amount payable to Purchaser thereunder exceeds the amount of the such last monthly Net Earn Out Payment, then any such excess amount payable to Purchaser shall be deducted from subsequent Net Earn Out Payments until the full amount payable to Purchaser with respect to such Measurement Period has been satisfied.

(iii)           Purchaser shall make any applicable Net Earn Out Payments to YTB within thirty (30) days after the conclusion of the month to which such Net Earn Out Payments relate.

Exhibit 1

(b)           Payments with Respect to New IC' s.

(i)             Each Subscriber in excess of the initial 1,500 Subscribers ("Original IC's") that have qualified to use Purchaser's travel agency booking system after the Closing Date shall become a "New IC" for purposes of this Agreement to the extent such Subscriber satisfies the three following criteria:

(A)          Such Subscriber shall have completed online training conducted in a manner and scope consistent with such "e-Campus" online training offered to Subscribers immediately prior to the Closing Date (with payments, if any, charged by, collected by, and retained by the YTB Parties) and other, reasonable online training required by Purchaser in the online training offered by the YTB Parties, which will be included in the online training at no additional charge;

(B)           Such Subscriber shall have remained an independent contractor of Purchaser for six (6) months; and

(C)           Such Subscriber shall have generated a minimum of two thousand dollars ($2,000.00) in Travel Revenues with Purchaser.

(ii)           YTB Travel will be entitled to receive a payment equal to 10% of the Net Travel Revenues generated by each New IC during the first 12 months of activity for such New IC.

(iii)          Any payments required to be made under this Section 4.1(b) shall be made no later than thirty (30) days following the conclusion of any year during the Term.

(d)           Covenant of Purchaser. Purchaser will, and will cause its employees and agents to, use diligent, consistent, good-faith efforts to cooperate with the YTB Parties and their representatives with a view toward maximizing the opportunity for YTB Travel to receive the payments contemplated by this Article IV. Neither Purchaser nor any of its Affiliates will take any action with the primary purpose of limiting or avoiding the payments contemplated by this Article IV.

(e)           Covenant of YTB Parties. YTB Parties will, and will cause its employees and agents to, use diligent, consistent, good-faith efforts to cooperate with Purchaser and its representatives with a view toward maximizing the number of Subscribers who qualify as New IC's.

4.2           Reporting Requirements; Audit Rights.

(a)           In conjunction with any payments required to be made pursuant to Section 4.1, Purchaser shall deliver to YTB a statement setting forth Purchaser's calculation of the payments due and owing to YTB Travel together with supporting documentation sufficient to permit the YTB Parties to verify the amount of such payments.

(b)           The YTB Parties and their representatives shall have access to such books and records as may be reasonably necessary to confirm Purchaser's calculations of the payments to be made under this Article IV, which calculations shall be derived from Purchaser's books and records. If YTB disputes Purchaser's calculation of any of the payments to be made under this Article IV, YTB shall deliver a notice of a dispute no more than thirty (30) calendar days after the date YTB receives the disputed calculation from Purchaser. If YTB fails to deliver such notice within such 30-day period, the YTB Parties shall be deemed to have accepted the calculations prepared by Purchaser. Any dispute with respect to the calculation of such payments shall be treated in accordance with the provisions of Section 11.9.

4.3           Manner of Payment. All payments required to be made pursuant to this Article IV shall be made to Y'fB Travel via wire transfer of immediately available funds pursuant to the wire transfer instruction set forth on Schedule 3.3, or in accordance with such other payment instructions as YTB Travel may provide to Purchaser in writing from time to time after the Closing Date.

ARTICLE V
REPRLSEN'I'A'I'IONS AND WARRANTIES OF TIIE YTB PARTIES

Each of the YTB Parties, jointly and severally, hereby makes the representations and warranties set forth in this Article V, each of which is true and correct as of the Closing Date, except as set forth on the disclosure schedule delivered concurrently with the execution and delivery of this Agreement and dated as of the Closing Date (the "Disci()Sure Schedule").

Exhibit 1

5.1           Organization, Existence and Power.

(a)           Each of the YTB Parties has the full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby.

(b)           Each of the YTB Parties is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation.

(c)           None of the YTB Parties is a party to, subject to or bound by any material Contract (including the Assumed Contracts), Encumbrance, Law or organizational document (i.e. articles, charters, bylaws, operating agreements, shareholders agreements and other similar agreements, documents and instruments) which would (i) be breached or violated or their obligations thereunder accelerated or increased (whether or not with notice or lapse of time or both) in any material respect by the execution or delivery by the YTB Parties of this Agreement or the performance by the YTB Parties of the transactions contemplated by this Agreement, or (ii) prevent the carrying out of the transactions contemplated hereby.

(d)           Except as set forth on Section 5.1 of the Disclosure Schedule or otherwise provided for herein, no permit, consent (including any consent with respect to the Assumed Contracts), waiver, approval or authorization of or declaration to or filing or registration with, any governmental or regulatory authority or third party is required in connection with the operation of the Business as presently conducted, the ownership by Seller of the Business Assets, or the execution, delivery or performance of this Agreement by the YTB Parties or the consummation by the YTB Parties of the transactions contemplated hereby, except for any such permits, consents, waivers, approvals, authorizations, declarations, filings or registrations the failure of which to obtain does not have and will not have a Material Adverse Effect.

(e)           Seller has the power and authority to own, lease and use its assets and to transact the Business, and Seller holds all material authorizations, franchises, licenses and permits required therefor.

(f)            No representation or warranty of the YTB Parties set forth in this Agreement, the Transaction Documents or any Exhibit hereto, contains any untrue statement of material fact or omits a fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading.

(g)           YTB Travel is the only subsidiary or entity under which any of the YTB Parties perform any travel-related business in the United States of America.

5.2           Valid and Enforceable Agreement; Authorization. This Agreement has been duly executed and delivered by the YTB Parties and constitutes the legal, valid and binding obligation of the YTB Parties, enforceable against each of them in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to enforcement of creditors' rights generally, and (ii) general principles of equity. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized, approved and ratified by all necessary corporate action on the part of the YTB Parties.

5.3           Litigation. Except as disclosed in Section 5.3 of the Disclosure Schedule, there are no actions, suits or proceedings, orders or investigations pending or, to the knowledge of the YTB Parties, threatened against any of the YTB Parties or any of their respective Affiliates, at law or in equity, which would have a material adverse effect on YTB Parties performance under this Agreement or which would have the effect of invalidating, preventing, and/or materially affecting the consummation of the transactions contemplated by this Agreement and the Transaction Documents, or which effects the Business or the Business Assets. None of the YTB Parties is subject to any order, judgment, writ, injunction or decree of any court or governmental or regulatory authority or body, which would have the effect of invalidating, preventing, or materially affecting the consummation of the transactions contemplated by this Agreement and the Transaction Documents, or which effects the Business or the Business Assets, or which would have a material adverse effect on YTB Parties' performance under this Agreement.

5.4           Contracts.

(a)           Section 5.4 of the Disclosure Schedule sets forth a list of all Assumed Contracts.

(b)           Both at the the time of Closing and the time the assumption of the Assumed Contracts is approved by the third parties that are a party to the Assumed Contracts: (1) the terms of all Assumed Contracts shall have been complied with in all material respects by the YTB Parties party thereto and, to the knowledge of the YTB Parties, by the other parties to such Assumed Contracts; and (2) the Assumed Contracts shall be in full force and effect, and Seller shall not have waived any of its material rights thereunder.

(c)            The .YTB Parties have not given or received any written notice of any intention to terminate, repudiate or disclaim any Assumed Contract.

Exhibit 1

5.5           Title; Condition of Assets. Subject to the Permitted Encumbrances, Seller is the sole owner of all right, title and interest in and to the Business Assets. Except as set forth on Section 5.5 of the Disclosure Schedule, the Business Assets constitute all assets necessary to run the Business as presently conducted and that are currently used by the YTB Parties to run the Business. All tangible personal property included in the Business Assets has been maintained in reasonable operating condition and repair, in the Ordinary Course in a manner consistent with past maintenance practices of the Business.

5.6           Compliance with Laws. The YTB Parties are and at all times during the Term will be in compliance with all applicable Laws, rules and regulations currently in effect pertaining to the Business, except as would not have a Material Adverse Effect. Neither the business of Seller as conducted prior to Closing or after the Closing nor the ownership nor sale by Seller of any of the Business Assets were, are or will be in contravention of any patent, trademark, copyright, licensing agreement, or other proprietary right of any third party.

5.7           Taxes. Seller has duly filed all tax returns required to be filed, and has paid all taxes shown to be due on such returns or claimed to be due. There are no tax liens upon of the Business Assets. Appropriate provisions have been made on the books of account for all income, withholding, sales, property or such other taxes arising prior to Closing.

5.8           Brokers, Finders. No finder, broker, agent, or other intermediary acting on behalf of the YTB Parties or their Affiliates is entitled to a commission, fee, or other compensation in connection with the negotiation or consummation of this Agreement or any of the transactions contemplated hereby.

5.9           No Other Representations or Warranties. Except for the representations and warranties contained in this Article V, neither the YTB Parties nor any other Person, makes any other express or implied representation or warranty on behalf of the YTB Parties or any of their Affiliates with respect to the Business, the Business Assets, the Assumed Liabilities or otherwise with respect to the subject matter of this Agreement.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby makes the following representations and warranties to the YTB Parties, each of which is true and correct as of the Closing Date.

6.1           Existence and Power.

(a)           Purchaser has full power and authority to enter into this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby.

(b)           Sixth Scott is a Utah limited liability company, duly organized, validly existing and in good standing under the laws of the State of Utah. FTA is a Utah limited liability company, duly organized, validly existing and in good standing under the laws of the State of Utah.

(c)           Purchaser is neither a party to, nor subject to or bound by any material Contract, Encumbrance, Law or organizational document (i.e. articles, charters, bylaws, operating agreements, shareholders agreements and other similar agreements, documents and instruments) which would prevent Parent or Purchaser from performing its obligations hereunder or consummating the transactions contemplated hereby.

(d)           No permit, consent, waiver, approval or authorization of, or declaration to or filing or registration with, any governmental or regulatory authority or third party is required in connection with the execution, delivery or performance of this Agreement by Parent or Purchaser or the consummation by Purchaser of the transactions contemplated hereby, except for any such permits, consents, waivers, approvals, authorizations, declarations, filings or registrations the failure of which to obtain does not have and will not have a material adverse effect on Purchaser's ability to perform its obligations hereunder or consummate the transactions contemplated hereby.

(e)           Purchaser has, or will have as of the Closing, the power and authority to own, lease and use the Business Assets and to transact the Business, and has, or will have as of the Closing all material authorizations, franchises, licenses and permits required therefor.

(f)            No representation or warranty of Purchaser set forth in this Agreement, the 'transaction Documents or any Exhibit hereto, contains any untrue statement of material fact or omits a fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading.

Exhibit 1

6.2           Valid and Enforceable Agreement; Authorization. This Agreement constitutes a legal, valid and binding obligation of Purchaser, enforceable against it in accordance with its terms, except that such enforcement may he subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to enforcement of creditors' rights generally and (ii) general principles of equity. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized, approved and ratified by all necessary action on the part of Parent and Purchaser.

6.3           Brokers, Finders. No finder, broker, agent, or other intermediary acting on behalf of Purchaser or any of its respective Affiliates is entitled to a commission, fee, or other compensation in connectionwith the negotiation or consummation of this Agreement or any of the transactions contemplated hereby.

6.4           Litigation. There are no actions, suits, proceedings, orders or investigations pending or threatened against Purchaser or any of its Affiliates, at Law or in equity, which if adversely determined would have a material adverse effect on Purchaser's performance under this Agreement or the consummation of the transactions contemplated hereby or pursuant to the Transaction Documents. There are no injunctions, decrees or unsatisfied judgments outstanding against or related to Purchaser which would have a material adverse effect on Parent or Purchaser's performance under this Agreement or the consummation of the transactions contemplated hereby or pursuant to the Transaction Documents.

 6.5          No Other Representations or Warranties. Except for the representations and warranties contained in this Article VI, neither Purchaser, nor any other Person, makes any other express or implied representation or warranty on behalf of Purchaser.

ARTICLE VII
ADDITIONAL COVENANTS OF THE PARTIES

7.1           Books and Records. From and after the Closing, Purchaser shall provide the YTB Parties and their representatives with reasonable access, subject to customary restrictions and confidentiality obligations, for any reasonable purpose, including but not limited to (a) preparing tax returns with respect to periods including the Closing Date, (b) exercising the audit rights provided in Section 4.2 hereof, or (c) defending any claim, including claims in respect of which a Notice of Claim has been served on any of the YTB Parties, during normal business hours, to all books and records related to the Business and the Business Assets, including, but not limited to, accounting and tax records, sales and purchase documents, notes, memoranda, and any other electronic or written data ("Records") pertaining or relating to the period prior to the Closing. To the extent deemed necessary by the YTB Parties and their Affiliates with respect to their other business operations, but subject to the provisions of Section 7.3, the YTB Parties and their Affiliates may retain archival copies of such Records prior to providing the originals to Purchaser. Unless otherwise consented to in writing by YTB, Purchaser shall not, for a period of ten (10) years following the date hereof or such longer period as retention thereof is required by applicable Law, destroy, alter or otherwise dispose of (or allow the destruction, alteration or disposal of) any of the Records without first offering to surrender to YTB such Records.

7.2           Noncomotition Covenants.

(a)           During the Term:

(i)            Except with respect to the Permitted Activities, neither the YTB Parties nor their Affiliates will, directly or indirectly, engage or invest in, own, manage, operate, finance, control or participate in the ownership, management, operation, financing or control of he employed by, associated with or in any manner connected with, or render services or advice or other aid to, or guarantee any obligation of, any Person engaged in or planning to become engaged in the travel industry or any other business whose products or activities compete in whole or in part with the business in which the Assets were used prior to the Closing or may be used thereafter, anywhere in the world, provided, however, that the YTB Parties and their Affiliates may purchase or otherwise acquire up to (but not more than) one percent of any class of securities of any enterprise (but without otherwise participating in the activities of such enterprise) if such securities are listed on any national or regional securities exchange or have been registered under Section 12(g) of the Securities Exchange Act of 1934. Seller and Restricted Party agree that this covenant is reasonable with respect to its duration, geographical area and scope.

(ii)           The YTB Parties and their Affiliates agree not to, directly or indirectly, {A) induce or attempt to induce any employee of Seller who becomes, an employee of Purchaser in connection with the purchase of the Assets to leave the employ of Purchaser; (B) in any way interfere with the relationship between Purchaser and any such employee of Purchaser; (C) employ or otherwise engage as au employee, independent contractor or otherwise any such employee of Purchaser; or (D) induce or attempt to induce any customer, supplier, licensee er other Person to cease doing business with Purchaser or in any way interfere with the relationship between any such customer, supplier, licensee or other business entity and the Purchaser.

(iii)          The Noncompetition covenants in Section 7.2(a)(i-ii) shall not apply to Travel Related Services that the YTB Parties are required to provide under this Agreement, including but not limited to those required under Sections 7.4, 7.5 and 7.6 of this Agreement.

(b)           Neither Purchaser nor any of its Affiliates will provide Travel Related Services to any Network Marketing Competitor.

Exhibit 1

(c)            Each of the Parties hereby acknowledges the broad territorial scope of the covenants contained in Section 7.2(a) with respect to it, but acknowledges and agrees that the restrictions are reasonable and enforceable in view of, among other things, (i) the narrow range of activities prohibited and (ii) the national and international markets in which the Parties operate their respective businesses and in which their respective products and services are sold.

(d)           Each of the Parties acknowledges that the foregoing restrictions are reasonable with respect to it and agrees that in the event of any breach thereof the harm to the other Party and its business would be irreparable and without adequate remedy at law and therefore that injunctive relief with respect thereto will be appropriate. In the event that a court of competent jurisdiction determines, in an action brought by or on behalf of a Party hereto, that any of the foregoing provisions are unenforceable as stated, the Parties intend that such restrictions be modified to permit the maximum enforceable restriction on the activities set forth in Section 7.2(a).

7.3           Confidentiality; Announcements.

(a)            Following the Closing, the YTB Parties shall, and shall cause their Affiliates to, maintain in confidence any information it or they may have in relation to the Business, other than with respect to the Excluded Assets and the Excluded Liabilities, and such information shall not be disclosed or used by the YTB Parties or their Affiliates without Purchaser's prior written consent, unless such information is (i) otherwise publicly available (except as a result of a breach hereof by the YTB Parties or their affiliates), (ii) required to be disclosed pursuant to judicial order, regulation or Law or (iii) required to be disclosed by the rules of any applicable securities exchange or quotation system. In the event that the YTB Parties or any of their Affiliates or representatives become legally compelled to disclose any such information or documents as referred to in this paragraph, YTB shall, to the extent reasonably practicable, provide Purchaser with prompt written notice before such disclosure, sufficient to enable Purchaser either to seek a protective order, at its expense, or other appropriate remedy preventing or prohibiting such disclosure or to waive compliance with the provisions of this Section 7.3. Except as required by Law, neither Purchaser nor any of its Affiliates will make any public announcement of the transactions contemplated hereby prior to the Closing Date without the prior written consent of YTB. Further, the Parties shall make the first public announcement that the transactions contemplated hereby have closed as mutually agreed and, thereafter, may make such public disclosures concerning the transactions contemplated hereby as they deem appropriate.

(b)           Following the Closing and until the expiration of the Option Agreement, Purchaser shall, and shall cause its Affiliates to, maintain in confidence any information it or they may have in relation to the YTB Parties' business, and such information shall not be disclosed or used by Purchaser or its Affiliates without YTB Parties' prior written consent,. unless such information is (i) otherwise publicly available (except as a result of a breach hereof by the YTB Parties or their affiliates), (ii) required to be disclosed pursuant to judicial order, regulation or Law (iii) required to be disclosed by tile rules of any applicable securities exchange or quotation system, (iv) required to be disclosed in the conduct of the Business in the Ordinary Course; or (v) disclosed to a potential strategic partner who has signed a non-disclosure agreement. In the event that Purchaser or any of its Affiliates or representatives become legally compelled to disclose any such information or documents as referred to in this paragraph, Purchaser shall, to the extent reasonably practicable, provide YTB with prompt written notice before such disclosure, sufficient to enable YTB or its Affiliates either to seek a protective order, at its expense, or other appropriate remedy preventing or prohibiting such disclosure or to waive compliance with the provisions of this Section 7.3.

(c)            Each of the Parties acknowledges that the foregoing restrictions in this Section 7.3 are reasonable with respect to it and agrees that in the event of any breach thereof the harm to the other Party and its business would be irreparable and without adequate remedy at law and therefore that injunctive relief with respect thereto will be appropriate.

7.4           Certain Obligations with Respect to Payments and Reporting. During the Term, Purchaser shall submit reports of travel bookings to YTB on an "as booked basis" in order to permit YTB to update Online RTA's that commissions earned with respect to Travel Revenues generated by such Online RTA's are pending. In addition, Purchaser shall submit to YTB Travel on a monthly basis reports of all commissions owed to Original IC's and New IC's with respect to Travel Revenues generated by such Original IC's and New IC's. Subject to the foregoing, Purchaser is entitled to all Travel Revenues received following the Closing Date, regardless of when travel was booked or when travel occurred, and Purchaser will be responsible to pay all Subscriber commissions based on Travel Revenues received by Purchaser after Closing.

7.5           Certain Obligations with Respect to ZamZuu Websites. During the Term, Y-173 will, or will cause ZamZuu to, charge ZamZuu Subscribers the then-applicable fee for use of the ZamZuu Affiliated Sites (which is currently $49.95 a month). Each of the ZainZuu Affiliated Sites will contain a "Travel" button in form and design reasonably acceptable to Purchaser that points to the URI, of Purchaser or another travel-related website as reasonably directed by Purchaser. All ZamZuu Subscribers will become Subscribers for purposes of this Agreement and will utilize the agent tools and booking engine of Purchaser. Purchaser will set the commission splits for all Subscribers, Original IC's, New IC's, and Decativated IC's at its sole discretion. In the event that any ZamZuu Subscriber that ceases to pay the then-applicable fees for use of the ZamZuu Affiliated Sites (each, a "Deactivated Subscriber") utilizes a website hosted by Purchaser or one of its Affiliates, neither Purchaser nor its Affiliates shall permit such Dissociated Subscriber to utilize or reference any names or trademarks owned by YTB or its Affiliates, including but not limited to the "YTB" or "ZamZuu" names, on any such website hosted by Purchaser or its Affiliates unless approved by YTB. Notwithstanding the foregoing, YTB Travel shall be entitled to receive all payments to which it would otherwise have been entitled under Article IV with respect to Travel Revenues generated by such Deactivated Subscriber during the period commencing on the date on which such Dissociated Subscriber ceases to become a ZamZuu Subscriber and ending six (6) months thereafter.

7.6           Promotion of Certain Products and Services by YTB. During the Term in the Territory, YTB Parties shall (a) provide travel-related promotional efforts reasonably consistent with the scope, frequency, scale and effectiveness of YTB Parties' travel-related promotional efforts during the three (3) years immediately preceding the Closing Date, (h) provide Purchaser and its Travel Related Services with access to and exposure at its conferences in a manner substantially similar to the access and exposure provided for Travel Related Services at such conferences during the three (3) years immediately preceding the Closing Date, (c) use, or cause each of its Affiliates to use, reasonable best efforts to promote travel on its websites or those of its Affiliates, (d) use, or cause each of its Affiliates to use, reasonable best efforts to attract new Subscribers for Purchaser and to cause its current Subscribers to transition to Purchaser's Travel Related Services; and (5) allow Purchaser to use the video and communications facilities at the YTB Facility without cost. The promotion of such products or services may include, but are not limited to, website links, pop up ads or other similar promotional methods as determined by YTB and its Affiliates in consultation with Purchaser. YTB Parties shall obtain Purchaser's written consent (not to be unreasonably withheld) prior to providing the promotional services under this Section 7.6 in order to allow Purchaser to evaluate compliance with vendor and industry guidelines and requirements and to ensure that the promotional efforts correspond with Purchaser's own promotional efforts and objectives.

Exhibit 1

7.7           Provision of Transition Services.

(a)           During the period commencing on the Closing Date and ending six (6) months thereafter or sooner if requested by Purchaser (the "Transition Services Period"), YTB Travel shall provide to Purchaser, at no additional cost to Purchaser, the following services for the purpose of assisting in an orderly transition of the Business to Purchaser (the "Transition Services"):

(i)            provision of the Travel Related Services, including: (1) collection of Travel Revenues, but excluding, only if and when such exclusion is requested by Purchaser, transaction reporting and billing functions related to travel booked through websites hosted by YTB or its Affiliates, which transaction reporting and billing functions will be performed solely by Purchaser; (2) a reasonable amount of video and marketing services; (3) administrative support; (4) information technology support services such as website design, information technology infrastructure development, and other information technology services; (5) provision of work space, telecommunications, and internet at the YTB Facility; and

(ii)           hosting of websites for Subscribers and implementation of changes to booking engine and travel portal features as requested by Purchaser.

(b)          YTB Travel shall transfer to Purchaser all funds collected on behalf of Purchaser from March 1, 2012 onward in connection with the provision of the Transition Services within three (3) Business Days of its receipt thereof (or within 3 business days from Closing to the extent received prior to Closing).

(c)           Upon the expiration of the Transition Services Period, Purchaser may elect to have YTB Travel continue to provide any of the Transition Services beyond the expiration of such Transition Services Period (the "Extended Transition Service Period") upon written notice to YTB Travel delivered at least thirty (30) days prior to the expiration of the Transition Services Period, which notice will set forth the specific Transition Services Purchaser wishes YTB Travel to continue providing and the period for which Purchaser desires YTB to provide such Transition Services. Purchaser shall pay for any such Transition Services provided by YTB Travel during the Extended Transition Service Period at a price equal to YTB Travel's cost to provide such services, plus a reasonable mark-up. In no event shall YTB Travel have any obligation to provide Transition Services during any Extended Transition Service period unless Purchaser and YTB Travel have agreed on a price to be paid for such Transition Services.

(d)           YTB Travel will provide the Transition Services in a manner consistent with which it provided such services to the Business immediately prior to the Closing Date, but in no event in less than a commercially reasonable manner.

7.8           Filings; Cooperation. On or after the Closing Date, the Parties shall, on request, cooperate with one another by furnishing any additional information, executing and delivering any additional documents and instruments and doing any and all such other things as may be reasonably required by the Parties or their counsel to consummate or otherwise implement the transactions contemplated by this Agreement.

7.9           Litigation Support.

(a)           In the event and for so long as any Party hereto actively is contesting or defending against any arbitration or court or administrative proceeding in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Business or the Business Assets, each of the other Parties hereto will use commercially reasonable efforts to maintain the books and records related to the Business and the Business Assets and shall provide the other party with reasonable access to such information, upon at least five (5) Business Days prior written notice to the other party, during normal business hours.

(b)           From and after the Closing, the Parties shall use commercially reasonable efforts to make available to each other, upon reasonable written request, their (and their Affiliates') respective officers, directors, employees, agents and other representatives for fact finding, consultation and interviews and as witnesses to the extent that any such Person may reasonably be required in connection with any arbitration or court or administrative proceeding in which the requesting Party may from time to time be involved relating to the conduct of the Business or the Business Assets, prior to or after the Closing. Access to such Persons shall be granted during normal business hours at a location and in a manner reasonably calculated to minimize disruption to such Persons and their respective businesses. The Parties agree to reimburse each other for reasonable out-of-pocket expenses, including attorneys' fees, but excluding officers' or employees' salaries, incurred by the other Party in connection with providing individuals and witnesses pursuant to this Section 7.9.

7.10         Obligations with Respect to Employees.

(a)           Purchaser may offer employment to each of the employees of the Business set forth on Section 7.10 of the Disclosure Schedule (the "Transferred Employees"). The YTB Parties have listed accrued vacation time for each employee in Section 7.10 of the Disclosure Schedule. The YTB Parties will use their commercially reasonable efforts to encourage any staff members who perform travel-related functions for the Business to accept employment with Purchaser. Purchaser shall have no liability for employment-related liabilities incurred or accrued prior to the Closing with respect to the Transferred Employees and any other employees or former employees of the Business, including without limitation any liabilities in connection with all salaries, wages, bonuses, business expenses, retirement allowance and other reimbursements, termination pay, wrongful dismissal claims, employment insurance premiums, workers' compensation payments, income tax and applicable pension plan deductions and other payments to be made to or on behalf of such individuals or otherwise, whether such claims are asserted before or after the Closing Date, all of which liabilities shall be the responsibility of the YTB Parties; provided, however, that YTB Parties shall be responsible for liabilities with respect to any accrued and unused vacation time for the Transferred Employees, which may be deducted from the payments to YTB Parties under article 1V as such vacation time for Transferred Employees is used. The YTB Parties acknowledge and agree that Purchaser shall be entitled to impose reasonable restrictions on Transferred Employees' use of the accrued and unused vacation time. Purchaser shall be responsible for all such employment-related liabilities incurred or accrued after the Closing with respect to the Transferred Employees in their capacity as employees of Purchaser. Coverage for Transferred Employees under Purchaser's compensation and employee benefit plans and other programs shall commence as of the date provided in such plans and programs; provided, however, that each Transferred Employee shall receive credit under Purchaser's employee benefit plans for each such Transferred Employee's period of service with the relevant YTB Party through the Closing Date. As of his or her first day of employment with Purchaser, a Transferred Employee shall be permitted to take with Purchaser any unused vacation time that has accrued with the relevant YTB Party and was credited as of Closing.

Exhibit 1

(b)           Seller agrees that it will take no action whatsoever to enforce the provisions of any restrictive covenant or agreement contained in any employment agreement or other agreement now or hereafter in effect between Seller and any Transferred Employee.

7.11         Certain Obligations with Respect to Payment of Purchaser Expenses. Prior to the Closing, YTB has supported Purchaser's good faith efforts to support and grow the Business by reimbursing Purchaser for certain expenses. The Parties acknowledge that those expenses have been reimbursed and that the YTB Parties have no further obligations with respect to Purchaser's pre-Closing expenses.

7.12         Sale of Products.The YTB Parties sell products through their various distribution channels. Purchaser and its Affiliates have products that may be amenable to sale through the YTB Parties' sales channels. To the extent Purchaser and/or its Affiliates sell products through the YTB Parties sale channels, the YTB Parties agree to give Purchaser or its Affiliates terms that are as good or better than any other product supplier selling products through the YTB Parties' sales channels. This Section 7.12 shall not he construed as obligating Purchaser or its Affiliates to sell products through the YTB Parties' sales channels and shall likewise not be construed as obligating the YTB Parties to sell any such products.

ARTICLE VIII
CONDITIONS TO CLOSING

8.1           Conditions to  Closing. All conditions to Closing have been satisfied or waived by the Parties.

ARTICLE IX
TERM AND TERMINATION

9.1           Term. The term of this Agreement (the "Term") shall commence on the Closing Date and shall continue unless and until the Agreement is terminated under article 9.2 below.

9.2           Termination. This Agreement may be terminated as follows:

(a)           At any time by mutual written agreement of the Parties;

(b)           By the YTB Parties if:

(i)            Purchaser fails to diligently operate the Business using commercially reasonable efforts to make the Business successful; provided, however, that Purchaser shall have thirty (30) days from the date that notice of the YTB Parties' intention to terminate is delivered to Purchaser to cure such breach or failure to perform (or, if such breach cannot be cured within 30 days, for such reasonable time as is required to cure so long as Purchaser diligently works to cure such breach, but in no event longer than 90 days), at which time this Agreement shall terminate if such failure or breach has not been cured to the reasonable satisfaction of the YTB Parties; or

(ii)           Purchaser makes a general assignment for the benefit of creditors, a receiver is appointed or a court approves reorganization or arrangement proceedings; and

(c)           By Purchaser if the YTB Parties fail to continue to provide travel-related promotional efforts reasonably consistent with the scope, frequency, scale and effectiveness of the YTB Parties' travel-related promotional efforts during the three (3) years immediately preceding the Closing, including but not limited to circumstances where travel accounts for 50% or less of the YTB Parties and its Affiliates net revenues during any given two-month period, and upon written notice by Purchaser to the YTB Parties of such termination and payment by Purchaser to the YTB Parties of the average of the prior two years' Net Earn Out Payment multiplied by two or, if less than two year alter the Closing, the average monthly Earn Out Payment multiplied by twenty-four (the "Buy Out"). If Purchaser exercises its Buy Out option during the middle of a month, the Net Earn Out Payment for that month shall be prorated based on the number of days in such partial calendar month before and after the date the Buy Out is exercised.

9.3           Consequences of Termination. In the event this Agreement is terminated by the YTB Parties pursuant to Section 9.2(b), in addition to the rights under this Agreement (including but not limited to the rights under Article IX), the YTB Parties shall have the rights set forth in the Option Agreement. Termination of this Agreement shall not relieve Purchaser of its payment obligations under Article IV of this Agreement, and all amounts payable with respect to periods prior to the termination date shall automatically become due and payable as of the effective date of the termination. In the event that this Agreement is terminated pursuant to Section 9.2(c), the fees payable by Purchaser under Article IV during such Extension Tenn (including the amount of any Travel Revenues on which such payments are based) shall be prorated for the portion of such year during which this Agreement remained in effect, based on a 365-day year. If this Agreement is terminated pursuant to any of Sections 9.2(a)-9.2(c), all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party.

ARTICLE X
INDEMNIFICATION

10.1         Survival of Representations and Warranties. All of the covenants, representations and warranties of the Parties contained in this Agreement shall survive the Closing and continue in full force and effect during the Term (the "Survival Period"); provided, however, that if any covenant in this Agreement survives for a shorter or longer period by its terms, then the Survival Period with respect to such covenant shall be such stated time period. No Party shall be entitled to indemnification for breach of any representation or warranty set forth herein unless a Notice of Claim of such breach has been given to the Indemnifying Party (as defined herein) within the Survival Period.

Exhibit 1

10.2         Indemnification by YTB Parties. Subject to the limitations set forth in this Article X, the YTB Parties shall, jointly and severally, indemnify and hold harmless Purchaser, its Affiliates and the directors, shareholders, members, managers, officers and employees of Purchaser and its Affiliates against and in respect of any and all Losses arising from:

(a)           any breach or violation of any of the representations, warranties or covenants of the YTB Parties or any of their Affiliates;

(b)           the ownership, use or possession of the Business Assets, or the conduct or operation of the Business and/or the YTB Parties' activities and conduct, occurring prior to the Closing;

(c)            the YTB Parties' activities and conduct after the Closing;

(d)           any claims by third parties based, in whole or in part, on Purchaser's Agreement to provide travel services to the YTB Parties (except to the extent caused by a breach of Purchaser of this Agreement);

(e)           the ownership, use or possession of the Excluded Assets; or

(f)            the Excluded Liabilities;

(g)           the litigation disclosed in Section 5.3 of the Disclosure Schedule or any other litigation arising out of the operation of the Business or the ownership of the Business Assets by Seller prior to the Closing;

(h)           Any claims by third parties arising out of any actions or failure to act by the YTB Parties

10.3         Indemnification by Purchaser. Purchaser shall indemnify and hold harmless the YTB Parties, their Affiliates and the directors, shareholders, officers and employees of the YTB Parties and their Affiliates against and in respect of any and all Losses arising from:

(a)           any breach or violation of any of the representations, warranties or covenants made in this Agreement by Purchaser or any of its Affiliates; or

(b)           the ownership, use or possession of the Business Assets, or the conduct or operation of the Business, occurring at or after the Closing.

10.4         Notice and Payment of Losses. Upon obtaining knowledge of any Loss, the Party entitled to indemnification (the "Injured Party") shall promptly notify the Party liable for such indemnification (the "Indemnifying Party") in writing of such Losses which the Injured Party has determined have given or could give rise to a claim under Sections 10.2 or 10.3 (such written notice being hereinafter referred to as a "Notice of Claim"); provided, however, that failure of an Injured Party timely to give a Notice of Claim to the Indemnifying Party shall not release the Indemnifying Party from its indemnity obligations set forth in this Article X except to the extent that such failure adversely affects the ability of the Indemnifying Party to defend such claim or increases the amount of indemnification which the Indemnifying Party is obligated to pay hereunder, in which event the amount of indemnification which the Injured Party shall be entitled to receive shall be reduced to an amount which the Injured Party would have been entitled to receive had such Notice of Claim been timely given. The Injured Party shall use commercially reasonable efforts to mitigate any continuing Losses (including without limitation by using its commercially reasonable efforts to obtain any applicable insurance proceeds) and to obtain or use any Tax savings, benefit, relief, deduction or credit available to the Injured Party. The Injured Party shall not make any admission of liability, agreement or compromise with any Person in relation to a Loss without prior consultation with the Indemnifying Party. If the Injured Party settles or compromises any third party claims, or initiates action which is for the purpose in whole or in part of causing a claim to be asserted, prior to giving a Notice of Claim to the Indemnifying Party, the Indemnifying Party shall be released from its indemnity obligation. A Notice of Claim shall specify in reasonable detail, to the extent known by the Injured Party, the nature and, to the extent reasonably calculable, estimated amount of any such claim giving rise to a right of indemnification. The Indemnifying Party shall satisfy its obligations under Sections 9.1 or 10.3, as the case may be, within sixty (60) Business Days of its receipt of a Notice of Claim; provided, however, that for so long as the Indemnifying Party is disputing its liability or defending a third-party claim in good faith pursuant to Section 10.5, its obligations to indemnify the Injured Party with respect thereto shall be suspended until a final non-appealable judgment of a court of competent jurisdiction is given in relation to such claim. The Indemnifying Party shall have thirty (30) Business Days (or such shorter period of time that the Injured Party may be required to respond to any suit or governmental action) after receipt of a Notice of Claim to notify the Injured Party (a) whether or not it disputes its liability to the Injured Party with respect to such Notice of Claim and (b) whether it elects to defend a third-party claim pursuant to Section 10.5.

10.5         Defense of Third-Party  Claims. With respect to any action or any claim set forth in a Notice of Claim relating to a third-party claim, the Indemnifying Party shall defend, in good faith and at its expense, any such claim or demand through independent legal counsel mutually agreed upon by the Indemnifying Party and the Injured Party, and the Injured Party, at its expense, shall have the right, but not the obligation, to participate (but not control) at its expense in the defense of any such third-party claim. So long as the Indemnifying Party assumes and thereafter diligently defends any such third-party claim, the Injured Party shall not settle or compromise such third-party claim without the consent of the Indemnifying Party. If such claim is settled by the Injured Party without the Indemnifying Party's consent, which shall not be unreasonably withheld, the Injured Party shall be deemed to have waived all rights hereunder for money damages arising out of such claim. The Indemnifying Party may settle or compromise such third-party claim without the consent of the Injured Party solely for monetary damages with no admission of fault on the part of the Injured Party, unless there has not been a complete release of the Injured Party, in which case the Indemnifying Party may not settle or compromise such third-party claim without the consent of the Injured Party, which consent shall not be unreasonably withheld. The Injured Party shall make available to the Indemnifying Party or its representatives all records and other materials reasonably required for use in contesting any third-party claim. The Injured Party shall cooperate fully with the Indemnifying Party in the defense of all such claims. If the Indemnifying Party fails to defend any such third-party claims, or elects to defend such claims but thereafter fails to diligently pursue such defense, the Injured Party shall have no obligation to do so, but may defend, settle or compromise any such third-party claim at the risk and expense of the Indemnifying Party. The Indemnifying Party will not, however, be responsible for any Losses if and to the extent that they arise from action taken or omitted to be taken by the Injured Party in bad faith, fraudulently, negligently or as a result of a breach of this Agreement by the Injured Party.

Exhibit 1

10.6         Certain Limitations on Claims.

(a)           Any liability for indemnification under this Article X shall be determined without duplication of recovery by reason of the set of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or undertaking, or one or more rights to indemnification.

(b)           The amount of any and all Losses under this Article X shall be determined net of any amounts recovered by an Injured Party under insurance policies, indemnities or other reimbursement arrangements with respect to such Losses, less the costs of collection and after adjustment for any retrospective premium calculations. If Losses are covered by insurance policies, each Injured Party will use its reasonable efforts to recover under such policies. In no event shall an Injured Party be entitled to recover or make a claim for any amounts in respect of incidental, consequential or punitive damages, except to the extent payments in respect of such damages are actually paid to a third party by an Injured Party. In any case where an Injured Party recovers from third parties any amount in respect of a matter with respect to which an Indemnifying Party has indemnified it pursuant to this Article X in excess of the Losses incurred by such Injured Party with respect to such matter, such Injured Party shall promptly pay over to the Indemnifying Party the excess amount so recovered (after deducting therefrom the full amount of the expenses incurred by it in procuring such recovery), but not in excess of the sum of any amount previously so paid by the Indemnifying Party to or on behalf of the Injured Party in respect of such matter.

(c)           The parties shall make appropriate adjustments for any Tax benefits realized by the Indemnified Party in determining Losses for the purposes of this Article X. The amount of any Losses shall be (i) decreased by any Tax benefit that is actually realized by the Injured Party and (ii) increased by any Tax detriment actually suffered by the Injured Party arising from the incurrence or payment of any such Losses.

10.7         Payments Pending Satisfaction of Indemnification Obligations. Pending the complete satisfaction, discharge or settlement of any claim for indemnity by Purchaser, and upon delivery of written notice to the YTB Parties specifying in reasonable detail the basis for such set-off, may set off the reasonable amount of any Losses to which it may be entitled under this Article X against amounts due to the YTB Parties under Article IV.

ARTICLE XI
MISCELLANEOUS PROVISIONS

11.1         Notice. All notices, requests, demands, and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and made upon (i) in the case of personal delivery or delivery by facsimile, on the date of such delivery, (ii) in the case of nationally-recognized overnight courier, on the next Business Day following dispatch and (iii) in the case of mailing, on the third (3rd) Business Day following such mailing if sent by certified mail, return receipt requested, postage prepaid. All such notices, requests, demands and other communications shall be addressed at the address or facsimile number shown in this Section 11.1 for, or such other address or facsimile number as may be designated in writing hereafter by, such Party:

If to Purchaser:

Jeffrey M. Scott
Sixth Scott, LLC
1431 Sclbydon Way
Winter Garden, FL 34787
Fax: (407)877-0487

With a copy to:

Ryan M. Nord
Nord Law, LLC
PO Box 765
Farmington, Utah 84025
Fax: (801)797-8681

If to any of the YTB Parties:

YTB International, Inc.
1901 E. Edwardsville Road
Wood River, Illinois 62095
Attention: Robert Van Patten
Fax: (618)216-4222

With a copy to:

David W. Braswell
Armstrong Teasdale LI,P
7700 Forsyth Blvd., Suite 1800
St. Louis, Missouri 63105
Fax: (314)612-2229

11.2         Entire Agreement. This Agreement and the Disclosure Schedules and Exhibits hereto embody the entire agreement and understanding of the Parties hereto with respect to the subject matter hereof, and supersede all prior and contemporaneous agreements and understandings relative to such subject matter.

Exhibit 1

11.3         Severability. If any provision hereof shall be held invalid or unenforceable by any court of competent jurisdiction or as a result of future legislative action, such holding or action shall be strictly construed and shall not affect the validity or effect of any other provision hereof, as long as the remaining provisions, taken together, are sufficient to carry out the overall intentions of the Parties as evidenced hereby.

11.4         Assignment; Binding Agreement. This Agreement and the various rights and obligations arising hereunder shall inure to the benefit of, and be binding upon, the Parties hereto and their successors and pennitted assigns. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be transferred, delegated, or assigned by the Parties hereto without the prior written consent of the other Party (which consent shall not be unreasonably withheld), except that Purchaser shall have the right to designate a subsidiary entity to act as Purchaser hereunder, and Purchaser shall have the right to transfer and assign its rights hereunder to any entity which is controlled by Purchaser or by the Affiliates of Purchaser. No such assignment shall relieve Purchaser of any liability or obligation hereunder.

11.5         Expenses. Each of the Parties shall pay all costs and expenses incurred on its own behalf in connection with the negotiation, preparation and execution of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, the fees and expenses of its attorneys, accountants, advisors and other representatives, whether in connection with consultation or communication with, or other assistance to, any of the other Parties hereto or their respective advisors or representatives or otherwise.

11.6         Counterparts. This Agreement may be executed simultaneously in multiple counterparts, and in separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

11.7         Headings; Interpretation. The article and section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of the Agreement. Each reference in this Agreement to an Article, Section, Schedule or Exhibit, unless otherwise indicated, shall mean an Article or a Section of this Agreement or a Schedule or Exhibit attached to this Agreement, respectively. References herein to "days", unless otherwise indicated, are to consecutive calendar days. All Parties have participated substantially in the negotiation and drafting of this Agreement and agree that no ambiguity herein should be construed against the draftsman. For the purposes of determining whether any amount of local currency exceeds or is less than any U.S. Dollar amount referred to in this Agreement, the exchange rate prevailing on the relevant date (or, if the relevant date is not a Business Day, on the immediately preceding Business Day) as published by The Wall Street Journal shall be used. References to a "corporation" or "company" shall be construed so as to include any corporation, company or other body corporate, wherever and however incorporated or established.

11.8         Governing Law. This Agreement shall in all respects be construed in accordance with and governed by the substantive laws of the State of Delaware applicable to contracts executed and performed entirely within the state, without reference to its choice of law rules.

11.9         Arbitration. In the event of any dispute hereunder, the parties shall use their reasonable, good-fatih efforts to resolve such dispute through discussions by their authorized representatives. Any dispute which is not so resolved within fifteen (15) calendar days after the start of such discussions (or such longer period as may be mutually agreed) shall be resolved by arbitration in accordance within the commercial arbitration rules of the American Arbitration Association ("AAA"). The arbitration proceedings, including the rendering of an award, shall take place in the County of St. Louis, Missouri. The arbitration panel shall consist of three persons, one chosen by each of Purchaser and YTB, and the third chosen by such two arbitrators. If the first two arbitrators are unable to agree on the third arbitrator, the third arbitrator shall be appointed by the AAA. If either Party does not select an arbitrator within 10 days after a request for arbitration hereunder, the arbitrator chosen by the other Party shall act as the sole arbitrator. The arbitration proceedings shall be conducted in accordance with the International Arbitration Rules of AAA. The award of such arbitral tribunal shall be final. Judgment upon such award may be entered by the prevailing Party in any court having jurisdiction. The award of the arbitral tribunal may be alternatively or cumulatively for monetary damages. The arbitral tribunal may issue interim awards and order any provisional measures which should be taken to preserve the respective rights of a Party. The arbitral tribunal shall charge all costs and expenses of the arbitration, including the fees and expenses of the arbitral tribunal and any experts, to the non-prevailing Party; provided that if the tribunal determines that there is not a prevailing Party, such costs and expenses shall be allocated between the parties as the arbitral tribunal deems fair and reasonable taking into account the extent to which parties' relative positions have prevailed.

11.10       Disclosure Generally. If and to the extent any information required to be furnished in any Disclosure Schedule is contained in this Agreement or in any other Disclosure Schedule, such information shall be deemed to he included in all of the Disclosure Schedules in which the information would otherwise be required to be included to the extent the relationship of such information to such other Disclosure Schedule is reasonably apparent on the face of the applicable disclosure. The inclusion of any information in any Disclosure Schedule shall not be deemed to be an admission or acknowledgment that such information is material or outside the Ordinary Course.

11.11       No Third Party Beneficiaries or Other Rights. Nothing herein shall grant to or create in any Person not a party hereto, or any such Person's Affiliates, any right to any benefits hereunder, and no such party shall be entitled to sue either Party to this Agreement with respect thereto. The representations and warranties contained in this Agreement are made for purposes of this Agreement only and shall not be construed to confer any additional rights on the Parties under applicable state or federal or foreign securities Laws.

11.12       Knowledge. Whenever "to the VTR Parties' knowledge," "to its knowledge," "known" or a similar phrase is used with respect to the YTB Parties to qualify a representation or warranty of the YTB Parties, the "knowledge" so referred to shall be deemed to be the current, actual knowledge of any of the current executive officers of the YTB Parties and the Noneompete Parties.

Exhibit 1

11.13       Guaranty. Sixth Scott irrevocably, absolutely and unconditionally guarantees to each of the YTB Parties, and their respective successors and permitted assigns, the full, complete and punctual payment and performance when due of all of the payment, financial and other obligations of Purchaser and its successors, permitted assigns and Affiliates under this Agreement and the Transaction Documents (the "Purchaser Obligations"). Sixth Scott hereby acknowledges that it expects to derive substantial direct and indirect benefits from the YTB Parties entering into this Agreement, and that it has agreed to guarantee the Purchaser Obligations in consideration of these benefits. Sixth Scott's guarantee of the Purchaser Obligations is a continuing guaranty, and shall remain in full force and effect and shall be binding upon Sixth Scott and its successors and assigns until all of the Purchaser Obligations have been paid and performed in full.

IN WITNESS WHEREOF, each of the Parties hereto has caused this Agreement to be executed as of the date first above written.

"SELLER"
YTB TRAVEL OF ILLINOIS, INC.

By:	/s/ Jeremy Hemann
Name:	Jeremy Hemann
Title:	Secretary

"YTB"
YTB INTERNATIONAL, INC.

By:	/s/ Robert M Van Patten
Name:	Robert M Van Patten
Title:	President

"YTB TRAVEL"
YTB TRAVEL , INC.

By:	/s/ Jeremy Hemann
Name:	Jeremy Hemann
Title:	Secretary

"ZAMZUU"
YTB INC. F/K/A ZAMZUU, INC.

By:	/s/ J Scott Tomer
Name:	J Scott Tomer
Title:	President & CEO

"FTA"
FIRST AI,LIANCE TRAVEL, LLC

By:
Name:
Title:

"SIXTH SCOTT"
SIXTH SCOTT, LLC

By:
Name:
Title:

Exhibit 1

RMN 2-15-11

EXHIBIT A OPTION
AGREEMENT

THIS OPTION AGREEMENT (this "Agreement") is entered into as of this __ day of ____________, 2012, by and between YTB International, Inc., a Delaware corporation ("YTB"), and Sixth Scott, LI,C, a Utah limited liability company ("Company"). Capitalized terms used and not otherwise defined herein shall have the meanings given to them in the Asset Purchase Agreement (as defined herein).

RECITALS

A.           Pursuant to an Amended and Restated Asset Purchase Agreement, dated as of this date (the "Asset Purchase Agreement"), among Company, YTB, YTB Travel, Inc., a Delaware corporation and wholly-owned subsidiary of YTB ("YTB Travel"), YTB Travel Network of Illinois, LLC, an Illinois limited liability company and wholly-owned subsidiary of YTB Travel ("YTB Illinois"), YTB, Inc. Vida ZamZuu, Inc., a Delaware corporation and wholly-owned subsidiary of YTB ("ZamZuu" and together with YTB, YTB Travel, and YTB Illinois, the "YTB Parties"), and First Travel Alliance, LLC, a Utah limited liability company, Company is purchasing from the YTB Parties the Business Assets and is assuming the Assumed Liabilities.

B.            As a condition to its willingness to enter into the Asset Purchase Agreement, YTB has required, and Company has agreed, to provide an option for YTB and its Affiliates to reacquire the Business Assets and the Business.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants, representations, warranties, conditions, and agreements hereinafter expressed, the parties agree as follows:

ARTICLE I
OPTION TO PURCHASE

1.1          YTB Option to Purchase.

(a)           Grant of Option. Effective upon the Closing, Company grants to YTB an option (the "Option") to purchase from the Company all of the Option Assets and assume all of the Assumed I..iabilities on the terms set forth below in this Article I.

(b)           Option Assets. The assets which shall be subject to the Option (the "Option Assets") shall be all of the assets of the Company or any of its Affiliates at the time the Option is exercised (including the Business Assets) which are utilized solely in the Business.

(c)           Assumption of Liabilities. Upon exercise of the Option in respect of the Option Assets, YTB shall assume all liabilities of the Company solely related to the Option Assets.

1.2           Period of Exercise. The Option shall be exercisable only upon delivery of written notice (the "Notice of Intent to Exercise") by YTB to Company of its intention to exercise the Option, subject to the conditions and procedures set forth below, delivered during the period commencing on the Closing Date and ending on the fifth anniversary of the Closing Date, upon either (i) a termination of the Asset Purchase Agreement by any of the YTB parties under Section 9.2(b) of the Asset Purchase Agreement, or (ii) in connection with a planned ceasing of operations of the Business as referred to in Section 4.5.

1.3           Option Exercise Price. Except as otherwise provided in this Agreement, the purchase price under the Option (the "Option Price") shall be $1.

1.4           Documentation of Purchase. Upon election by YTB to exercise the Option as provided in this Article I, the parties shall cooperate in good faith to complete and sign definitive documentation within 30 calendar days following such election, on terms consistent with this Article 1, on other terms generally consistent with the terms on which the Company is acquiring the Business Assets from YTB, and otherwise on customary and reasonable terms, and to complete the transaction as promptly as shall be practicable thereafter. Such purchase documentation shall include (but shall not be limited to) (i) representations, warranties from Company substantially similar to those provided by the YTB Parties in the Asset Purchase Agreement, (ii) indemnification provisions for the benefit of YTB and its Affiliates substantially similar to those in the Asset Purchase Agreement, (iii) provision by Company of transition services as deemed reasonably necessary by YTB, and (iv) such other covenants as YTB determines to be reasonably necessary to effectuate the transfer of the Business and the Business Assets and the efficient operation of the Business in the Ordinary Course without substantial disruption as a result of such transfer. Counsel for YTB shall be directed to prepare the initial drafts of the definitive agreements. Each of YTB and Company shall pay its own expenses, including legal fees, in connection with such transaction.

1.5           Tax Considerations. In connection with the exercise of the Option, YTB and Company shall cooperate in structuring the transaction in the most tax-efficient manner, provided that neither party shall be obligated to waive any of its material rights or incur any additional material expense (not reimbursed by the other party) to accomplish such objective.

Exhibit 1

1.6           Termination of Option and Agreement.The Option and this Agreement shall automatically terminate on the earliest to occur of any of the following:

(i)            The mutual written agreement of YTB and the Company;

(ii)           The fifth anniversary of the Closing Date, if YTB shall not have delivered a Notice of Intent to Exercise prior to that date in accordance with this Article I; or

(iii)          The closing of any Business Transfer approved in writing by YTB.

ARTICLE II
REPRESENTATIONS

Company hereby makes the following representations and warranties to YTB:

2.1           Existence and Power.

(a)           Company has full over and authority to enter into this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby.

(b)           Company is duly organized, validly existing and in good standing under the laws of the State of Utah.

(c)           Company is not a party to, subject to or bound by any material contract, encumbrance or law which would prevent Company from performing its obligations hereunder or consummating the transactions contemplated hereby.No permit, consent, waiver, approval or authorization of, or declaration to or filing or registration with, any governmental or regulatory authority or third party is required in connection with the execution, delivery or performance of this Agreement by Company or the consummation by Company of the transactions contemplated hereby.

2.2           Valid and Enforceable Agreement; Authorization. This Agreement constitutes a legal, valid and binding obligation of Company, enforceable against it in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to enforcement of creditors' rights generally and (ii) general principles of equity. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized, approved and ratified by all necessary action on the part of Company.  Company has full authority to enter into and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF YTB

The YTB Parties hereby make the following representations and warranties to Company:

3.1           Existence and Power.

(a)           YTB has full corporate power and authority to enter into this Agreement, to perform their respective obligations hereunder, and to consummate the transactions contemplated hereby.

(b)           YTB is duly incorporated, validly existing and in good standing under the laws of their respective states of organization.

(c)           YTB is not a party to, subject to or bound by any material contract, encumbrance or law which would prevent YTB from performing its obligations hereunder or consunimating the transactions contemplated hereby. No permit, consent, waiver, approval or authorization of, or declaration to or filing or registration with, any governmental or regulatory authority or third party is required in connection with the execution, delivery or performance of this Agreement by YTB or the consummation by YTB of the transactions contemplated hereby.

3.2           Valid and Enforceable Agreement; Authorization. This Agreement constitutes a legal, valid and binding obligation of YTB, enforceable against it in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to enforcement of creditors' rights generally and (ii) general principles of equity.The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized, approved and ratified by .all necessary action on the part of YTB.YTB has full authority to enter into and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby.

Exhibit 1

ARTICLE IV
ADDITIONAL AGREEMENTS

4.1           No Transfer of Assets Prior to Termination of this Agreement. During the term of this Agreement, neither Company nor any of its Affiliates will transfer (or cause to be transferred) any of the Business Assets (other than the sale of Business Assets in the Ordinary Course), whether directly or indirectly, through sale, license, merger, consolidation or otherwise (a "Business Asset Transfer"), without YTB's prior written consent. Company shall provide written notice to YTB if Company or any of its Affiliates receives any offer, proposal or inquiry, with respect to a Business AssetTransfer and shall provide YTB with the details of the offer, proposal or inquiry.

4.2           Notice of Intent to Cease Operations. If at any time during the term of this Agreement Company or any of its Affiliates intends to cause the Company to cease its operation of the Business or to wind down such operations, Company will provide YTB with written notice of such intention at least 60 days prior to the earlier of the internal or public announcement of such intention or the taking of any other action in respect of such intention that could reasonably be expected to have a detrimental effect on the Business.

ARTICLE V
MIKYLLANEOUS PROVISIONS

5.1           Notice. All notices, requests, demands, and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and made upon (i) in the case of personal delivery or delivery by facsimile, on the date of such delivery, (ii) in the case of nationally-recognized overnight courier, on the next Business Day following dispatch and (iii) in the case of mailing, on the third (3rd) Business Day following such mailing if sent by certified mail, return receipt requested, postage prepaid. All such notices, requests, demands and other communications shall be addressed at the address or facsimile number for notice purposes under the Asset Purchase Agreement.

5.2           Entire Agreement. This Agreement embodies the entire agreement and understanding of the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings relative to such subject matter.

5.3           Severability. If any provision hereof shall be held invalid or unenforceable by any court of competent jurisdiction or as a result of future legislative action, such holding or action shall be strictly construed and shall not affect the validity or effect of any other provision hereof, as long as the remaining provisions, taken together, are sufficient to carry out the overall intentions of the parties as evidenced hereby.

5.4           Assignment; Binding Agreement. This Agreement and various rights and obligations arising hereunder shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be transferred, delegated, or assigned by the parties hereto without the prior written consent of the other party (which consent shall not be unreasonably withheld), except that YTB shall have the right to transfer and assign its rights hereunder to any of the Affiliates of YTB. No such assignment shall relieve YTB of any liability or obligation hereunder.

5.5           Expenses. Each party shall pay all costs and expenses incurred on its behalf in connection with the negotiation, preparation and execution of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, the fees and expenses of its attorneys, accountants, advisors and other representatives

5.6           Counterparts. This Agreement may be executed simultaneously in multiple counterparts, and in separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

5.7           Headings; Interpretation. The article and section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of the Agreement. Each reference in this Agreement to an Article or Section, unless otherwise indicated, shall mean an Article or a Section of this Agreement. References herein to "days", unless otherwise indicated, are to consecutive calendar days. All parties have participated substantially in the negotiation and drafting of this Agreement and agree that no ambiguity herein should be construed against the draftsman.

5.8           Governing Law. This Agreement shall in all respects be construed in accordance with and governed by the substantive laws of the State of Illinois applicable to contracts executed and performed entirely within the state, without reference to its choice of law rules.

Exhibit 1

5.9           Arbitration. In the event of any dispute hereunder, the parties shall use their reasonable efforts to resolve such dispute through discussions by their authorized representatives. Any dispute which is not so resolved within 15 calendar days after the start of such discussions (or such longer period as may be mutually agreed) shall be resolved by arbitration in accordance within the commercial arbitration rules of the American Arbitration Association ("AAA"). The arbitration proceedings, including the rendering of an award, shall take place in the County of St. Louis, Missouri. The arbitration panel shall consist of three persons, one chosen by each of the Buyer and YTB, and the third chosen by such two arbitrators. If the first two arbitrators are unable to agree on the third arbitrator, the third arbitrator shall be appointed by the AAA. If either party does not select an arbitrator within 10 days after a request for arbitration hereunder, the arbitrator chosen by the other party shall act as the sole arbitrator. The arbitration proceedings shall he conducted in accordance with the International Arbitration Rules of AAA. The award of such arbitral tribunal shall be final. Judgment upon such award may he entered by the prevailing party in any court having jurisdiction. The award of the arbitral tribunal may be alternatively or cumulatively for monetary damages. The arbitral tribunal may issue interim awards and order any provisional measures which should be taken to preserve the respective rights of a party. The arbitral tribunal shall charge all costs and expenses of the arbitration, including the fees and expenses of the arbitral tribunal and any experts, to the non-prevailing party; provided that if the tribunal determines that there is not a prevailing party, such costs and expenses shall be allocated between the parties as the arbitral tribunal deems fair and reasonable taking into account the extent to which parties' relative positions have prevailed.

5.10         No Third Party Beneficiaries or Other Rights. Nothing herein shall grant to or create in any Person not a party hereto, or any such Person's Affiliates, any right to any benefits hereunder, and no such party shall be entitled to sue either party to this Agreement with respect thereto. The representations and warranties contained in this Agreement are made for purposes of this Agreement only and shall not be construed to confer any additional rights on the parties under applicable state or federal or foreign securities Laws.

[Signature page follows.]

Exhibit 1

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

SIXTH SCOTT, LLC

By:
Name:
Title:

YTB INTERNATIONAL, INC.

By:	/s/ Robert M Van Patten
Name:	Robert M Van Patten
Title:	President

Exhibit 1

EXHIBIT B
NON-COMPETE AGREEMENT

This is Noncompetition, Nondisclosure and Nonsolicitation Agreement (this "Agreement") is made as of 2/24 , 2012, by and between the undersigned individual [To Be Executed by Each of Lloyd Tomer, cott Tomer, and Robert Van Patten] (the "Restricted Party"), and Sixth Scott, LLC, a Utah limited liability company, ("Purchaser" or "Provider").

RECITALS

A.	Restricted Party is founder and/or key executive officer of YTB International, Inc., and/or its affiliates, YTB Travel, Inc., YTB Travel Network of Illinois, LLC ("Seller"), and/or ZamZuu.

B.
Concurrently with the execution and delivery of this Agreement, Purchaser is purchasing from Seller substantially all the assets of Seller, including without limitation its good will pursuant to the terms and conditions of an asset purchase agreement executed on March I, 2012 (the "Asset Purchase Agreement"). Section 3.4 of the Asset Purchase Agreement requires that noncompetition agreements be executed and delivered by the YTB Parties at the Closing.

AGREEMENT

The parties, intending to be legally bound, agree as follows:

1. ACKNOWLEDGMENTS BY YTB PARTIES

Restricted Party acknowledges that he/she has occupied a position of trust and confidence with Seller prior to the date hereof and has had access to and has become familiar with the following, any and all of which constitute confidential information of Seller.(colleetively the "Confidential Information"): (a) any and all trade secrets concerning the business and affairs of Seller, product specifications, data, know-how, formulae,compositions, processes, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas, past, current and planned research and development, current and planned manufacturing and distribution methods and processes, customer lists, current and anticipated customer requirements, price lists, market studies, business plans, computer software and programs (including object code and source code), database technologies, systems, structures architectures processes, improvements, devices, know-how, discoveries, concepts, methods, and information of Seller and any other information, however documented, of Seller that is a trade secret; (b) any and all information concerning the business and affairs of Seller (which includes historical financial statements, financial projections and budgets, historical and projected sales, capital spending budgets and plans, the names and backgrounds of key personnel, contractors, agents, suppliers and potential suppliers, personnel training and techniques and materials, purchasing methods and techniques, however documented; and (c) any and all notes, analysis, compilations, studies, summaries and other material prepared by or for Seller containing or based, in whole or in part, upon any information included in the foregoing.

Restricted Party acknowledges that (a) the business of Seller relating to the use and operation of the Assets by Seller prior to Closing is international in scope, other than Canada; (b) its products and services related to such business are marketed throughout the world, other than Canada; (c) Seller' s business prior to Closing competes with other businesses that are or could be located in any part of the world, other than Canada; (d) Purchaser has required that Restricted Party make the covenants set forth in Sections 3 and 4 of this Agreement as a condition to Purchaser's purchase of the Assets; (e) the provisions of Sections 3 and 4 of this Agreement are reasonable and necessary to protect and preserve Purchaser's interests in and right to the use and operation of the Assets from and after Closing; and (1) Purchaser would be irreparably damaged if Restricted Party were to breach the covenants set forth in Section 3 of this Agreement.

2. NONCOMPETITION AND NONSOLICITATION

As an inducement for Purchaser to enter into the Asset Purchase Agreement and as additional consideration for the consideration to be paid to Restricted Party under the Asset Purchase Agreement [and the consideration to be paid under this Agreement] Restricted Party agrees that:

(a)           For a period of two years after the expiration or termination of the Term or any extension Term, whichever is later, under the Asset Purchase Agreement:

(i)            Restricted Party will not, directly or indirectly, engage or invest in, own, manage, operate, finance, control or participate in the ownership, management, operation, financing or control of, be employed by, associated with or in any manner connected with, or render services or advice or other aid to, or guarantee any obligation of, any Person engaged in or planning to become engaged in the travel industry or any other business whose products or activities compete in whole or in part with the business in which the Assets were used prior to the Closing or may be used thereafter, anywhere in the world, provided, however, that Restricted Party may purchase or otherwise acquire up to (but not more than) one percent of any class of securities of any enterprise (but without otherwise participating in the activities of such enterprise) if such securities are listed on any national or regional securities exchange or have been registered under Section 12(g) of the Securities Exchange Act of 1934. Seller and Restricted Party agree that this covenant is reasonable with respect to its duration, geographical area and scope.

Exhibit 1

(ii)           Restricted Party agrees not to, directly or indirectly, (A) induce or attempt to induce any employee of Seller who becomes an employee of Purchaser in connection with the purchase of the Assets to leave the employ of Purchaser; (B) in any way interfere with the relationship between Purchaser and any such employee of Purchaser; (C) employ or otherwise engage as an employee, independent contractor or otherwise any such employee of Purchaser; or (D) induce or attempt to induce any customer, supplier, licensee or other Person to cease doing business with Purchaser or in any way interfere with the relationship between any such customer, supplier, licensee or other business entity and the Purchaser.

(b)           The Parties acknowledge and agree that the Permitted Activities in the Asset Purchase Agreement and the other travel-related services required of the YTB Parties in the Asset Purchase Agreement are exempted from the non-competition covenants of this Agreement.

(c)           In the event of a breach by Restricted Party of any covenant set forth in Subsection 3(a) of this Agreement, the term of such covenant will be extended by the period of the duration of such breach.

3. COMPENSATION

As additional consideration for the covenants in Section 2 of this Agreement, Purchaser has paid Restricted Party ten dollars and other valuable consideration, the sufficiency and receipt of which is hereby acknowledged.

If Restricted Party breaches the covenants set forth in Section 2 of this Agreement, Purchaser will be entitled to the following remedies:

(a)           Damages, as the case may be; and

(b)           In addition to its right to damages and any other rights it may have, to obtain injunctive or other equitable relief to restrain any breach or threatened breach or otherwise to specifically enforce the provisions of Section 3 of this Agreement, it being agreed that money damages alone would be inadequate to compensate Purchaser and would be an inadequate remedy for such breach.

(c)           The rights and remedies of the parties to this Agreement are cumulative and not alternative.

5. SUCCESSORS AND ASSIGNS

This Agreement will be binding upon Purchaser and Restricted Party and will inure to the benefit of Purchaser and its affiliates, successors and assigns.

6. WAIVER

The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement can be discharged, in whole or in part, by a waiver or renunciation of the claim or right except in writing; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party, or of the right of the party giving such notice or demand to require the other party, to take further action without notice or demand as provided in this Agreement.

7. GOVERNING LAW

This Agreement will be governed by the laws applied by courts of the State of Delaware to contracts entered into within that state by parties residing within that state and having no connection to any other state.

Exhibit 1

8. SEVERABILITY

Whenever possible, each provision and term of this Agreement will be interpreted in a manner to be effective and valid, but if any provision or term of this Agreement is held to be prohibited or invalid, then such provision or term will be ineffective only to the extent of such prohibition or invalidity, without invalidating or affecting in any manner whatsoever the remainder of such provision or term or the remaining provisions or terms of this Agreement. If any of the covenants set forth in Section 3 of this Agreement are held to be unreasonable, arbitrary or against public policy, such covenants will be considered divisible with respect to scope, time and geographic area, and in such lesser scope, time and geographic area, will be effective, binding and enforceable against Restricted Party to the greatest extent permissible.

9. COUNTERPARTS

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

10. SECTION HEADINGS, CONSTRUCTION

The headings of sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to "Section" or "Sections" refer to the corresponding Section or Sections of this Agreement unless otherwise specified. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word "Including" does not limit the preceding words or terms.

11. ENTIRE AGREEMENT

This Agreement, the Asset Purchase Agreement, and the related documents contemplated thereby executed concurrently herewith, constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior written and oral agreements and understandings between the parties with respect to the subject matter of this Agreement. This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

"RESTRICTED PARTY"

/s/ Robert M Van Patten
[NAME OF RESTRICTED PARTY]

"PURCHASER"
SIXTH SCOTT, LLC

By:
Name:
Title:

Exhibit 1

EXHIBIT B
NON-COMPETE AGREEMENT

This Noncompetition, Nondisclosure and Nonsolicitation Agreement (this "Agreement") is made as of:  , 2012, by and between the undersigned individual [To Be Executed by Each of Lloyd Tomer, Scott Tomer, and Robert Van Patten] (the "Restricted Party"), and Sixth Scott, LLC, a Utah limited liability company, ("Purchaser" or "Provider").

RECITALS

A.	Restricted Party is founder and/or key executive officer of YTB International, Inc., and/or its affiliates, YTB Travel, Inc., YTB Travel Network of Illinois, LLC ("Seller"), and/or ZamZuu.

B.
Concurrently with the execution and delivery of this Agreement, Purchaser is purchasing from Seller substantially all the assets of Seller, including without limitation its good will pursuant to the terms and conditions of an asset purchase agreement executed on March 1 2012 (the "Asset Purchase Agreement"). Section 3.4 of the Asset Purchase Agreement requires that noncompctition agreements be executed and delivered by the YTB Parties at the Closing.

AGREEMENT

The parties, intending to be legally bound, agree as follows:

1. ACKNOWLEDGMENTS BY YTB PARTIES

Restricted Party acknowledges that he/she has occupied a position of trust and confidence with Seller prior to the date hereof and has had access to and has become familiar with the following, any and all of which constitute confidential information of Seller (collectively the "Confidential Information"): (a) any and all trade secrets concerning the business and affairs of Seller, product specifications, data, know-how, formulae, compositions, processes, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas, past, current and planned research and development, current and planned manufacturing and distribution methods and processes, customer lists, current and anticipated customer requirements, price lists, market studies, business plans, computer software and programs (including object code and source code), database technologies, systems, structures architectures processes, improvements, devices, know-how, discoveries, concepts, methods, and information of Seller and any other information, however documented, of Seller that is a trade secret; (b) any and all information concerning the business and affairs of Seller (which includes historical financial statements, financial projections and budgets, historical and projected sales, capital spending budgets and plans, the names and backgrounds of key personnel, contractors, agents, suppliers and potential suppliers, personnel training and techniques and materials, purchasing methods and techniques, however documented; and (c) any and all notes, analysis, compilations, studies, summaries and other material prepared by or for Seller containing or based, in whole or in part, upon any information included in the foregoing.

Restricted Party acknowledges that (a) the business of Seller relating to the use and operation of the Assets by Seller prior to Closing is international in scope, other than Canada; (b) its products and services related to such business are marketed throughout the world, other than Canada; (c) Seller' s business prior to Closing competes with other businesses that are or could be located in any part of the world, other than Canada; (d) Purchaser has required that Restricted Party make the covenants set forth in Sections 3 and 4 of this Agreement as a condition to Purchaser's purchase of the Assets; (e) the provisions of Sections 3 and 4 of this Agreement arc reasonable and necessary to protect and preserve Purchaser's interests in and right to the me and operation of the Assets from and after Closing; and (0 Purchaser would be irreparably damaged if Restricted Party were to breach the covenants set forth in Section 3 of this Agreement.

2. NONCOMPETITION AND NONSOLICITA noN

As an inducement for Purchaser to enter into the Asset Purchase Agreement and as additional consideration for the consideration to be paid to Restricted Party under the Asset Purchase Agreement [and the consideration to be paid under this Agreement] Restricted Party agrees that:

(a)            For a period of two years after the expiration or termination of the Term or any extension Term, whichever is later, under the Asset Purchase Agreement:

(i)            Restricted Party will not, directly or indirectly, engage or invest in, own, manage, operate, finance, control or participate in the ownership, management, operation, financing or control of, be employed by, associated with or in any manner connected with, or render services or advice or other aid to, or guarantee any obligation of, any Person engaged in or planning to become engaged in the travel industry or any other business whose products or activities compete in whole or in part with the business in which the Assets were used prior to the Closing or may be used thereafter, anywhere in the world, provided, however, that Restricted Party may purchase or otherwise acquire up to (but not more than) one percent of any class of securities of any enterprise (but without otherwise participating in the activities of such enterprise) if such securities are listed on any national or regional securities exchange or have been registered under Section 12(g) of the Securities Exchange Act of 1934. Seller and Restricted Party agree that this covenant is reasonable with respect to its duration, geographical area and scope.

Exhibit 1

(ii)           Restricted Party agrees not to, directly or indirectly, (A) induce or attempt to induce any employee of Seller who becomes an employee of Purchaser in connection with the purchase of the Assets to leave the employ of Purchaser; (B) in any way interfere with the relationship between Purchaser and any such employee of Purchaser; (C) employ or otherwise engage as an employee, independent contractor or otherwise any such employee of Purchaser; or (D) induce or attempt to induce any customer, supplier, licensee or other Person to cease doing business with Purchaser or in any way interfere with the relationship between any such customer, supplier, licensee or other business entity and the Purchaser.

(b)           The Parties acknowledge and agree that the Permitted Activities in the Asset Purchase Agreement and the other travel-related services required of the YTB Parties in the Asset Purchase Agreement are exempted from the non-competition covenants of this Agreement.

(c)           In the event of a breach by Restricted Party of any covenant set forth in Subsection 3(a) of this Agreement, the term of such covenant will be extended by the period of the duration of such breach.

3. COMPENSATION

As additional consideration for the covenants in Section 2 of this Agreement, Purchaser has paid Restricted Party ten dollars and other valuable consideration, the sufficiency and receipt of which is hereby acknowledged.

4. REMEDIES

If Restricted Party breaches the covenants set forth in Section 2 of this Agreement, Purchaser will be entitled to the following remedies:

(a)           Damages, as the case may be; and

(b)           In addition to its right to damages and any other rights it may have, to obtain injunctive or other equitable relief to restrain any breach or threatened breach or otherwise to specifically enforce the provisions of Section 3 of this Agreement, it being agreed that money damages alone would be inadequate to compensate Purchaser and would be an inadequate remedy for such breach.

(c)           The rights and remedies of the parties to this Agreement are cumulative and not alternative.

5. SUCCESSORS AND ASSIGNS

This Agreement will be binding upon Purchaser and Restricted Party and will inure to the benefit of Purchaser and its affiliates, successors and assigns.

6. WAIVER

The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement can be discharged, in whole or in part, by a waiver or renunciation of the claim or right except in writing; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party, or of the right of the party giving such notice or demand to require the other party, to take further action without notice or demand as provided in this Agreement.

7. GOVERNING LAW

This Agreement will be governed by the laws applied by courts of the State of Delaware to contracts entered into within that state by parties residing within that state and having no connection to any other state.

8. SEVERABILITY

Whenever possible, each provision and term of this Agreement will be interpreted in a manner to be effective and valid, but if any provision or term of this Agreement is held to be prohibited or invalid, then such provision or term will be ineffective only to the extent of such prohibition or invalidity, without invalidating or affecting in any manner whatsoever the remainder of such provision or term or the remaining provisions or terms of this Agreement. If any of the covenants set forth in Section 3 of this Agreement are held to be unreasonable, arbitrary or against public policy, such covenants will be considered divisible with respect to scope, time and geographic area, and in such lesser scope, time and geographic area, will be effective, binding and enforceable against Restricted Party to the greatest extent permissible.

Exhibit 1

9. COUNTERPARTS
This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

10. SECTION HEADINGS, CONSTRUCTION

The headings of sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to "Section" or "Sections" refer to the corresponding Section or Sections of this Agreement unless otherwise specified. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word "Including" does not limit the preceding words or terms.

11. ENTIRE AGREEMENT

This Agreement, the Asset Purchase Agreement, and the related documents contemplated thereby executed concurrently herewith, constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior written and oral agreements and understandings between the parties with respect to the subject matter of this Agreement. This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

"RESTRICTED PARTY"

/s/ Lloyd Tomer by Sandy Pippin
[NAME OF RESTRICTED PARTY]

"PURCHASER"
SIXTH SCOTT, LLC

By:	/s/
Name:
Title:

Exhibit 1

EXHIBIT B
NON-COMPETE AGREEMENT

This Noncompetition, Nondisclosure and Nonsolicitation Agreement (this "Agreement") is made as of, 2012, by and between the undersigned individual [To Be Executed by Each of Lloyd Tomer, Scott Tomer, and Robert Van Patten] (the "Restricted Party"), and Sixth Scott, LLC, a Utah limited liability company, ("Purchaser" or "Provider").

RECITALS

A.	Restricted Party is founder and/or key executive officer of YTB International, Inc., and/or its affiliates, YTB Travel, hie., YTB Travel Network of Illinois, LLC ("Seller"), and/or ZamZuu.

B.
 Concurrently with the execution and delivery of this Agreement, Purchaser is purchasing from Seller substantially all the assets of Seller, including without limitation its good will pursuant to the terms and conditions of an asset purchase agreement executed on March 1, 2012 (the "Asset Purchase Agreement"). Section 3.4 of the Asset Purchase Agreement requires that noncompetition agreements be executed and delivered by the YTB Parties at the Closing.

AGREEMENT

The parties, intending to be legally bound, agree as follows:

1. ACKNOWLEDGMENTS BY YTB PARTIES

Restricted Party acknowledges that he/she has occupied a position of trust and confidence with Seller prior to the date hereof and has had access to and has become familiar with the following, any and all of which constitute confidential information of Seller (collectively the "Confidential Information"): (a) any and all trade secrets concerning the business and affairs of Seller, product specifications, data, know-how, formulae, compositions, processes, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas, past, current and planned research and development, current and planned manufacturing and distribution methods and processes, customer lists, current and anticipated customer requirements, price, lists, market studies, business plans, computer software and programs (including object code and source code), database technologies, systems, structures architectures processes, improvements, devices, know-how, discoveries, concepts, methods, and information of Seller and any other information, however documented, of Seller that is a trade secret; (b) any and all information concerning the business and affairs of Seller (which includes historical financial statements, financial projections and budgets, historical and projected sales, capital spending budgets and plans, the names and backgrounds of key personnel, contractors, agents, suppliers and potential suppliers, personnel training and techniques and materials, purchasing methods and techniques, however documented; and (c) any and all notes, analysis, compilations, studies, summaries and other material prepared by or for Seller containing or based, in whole or in part, upon any information included in the foregoing.

Restricted Party acknowledges that (a) the business of Seller relating to the use and operation of the Assets by Seller prior to Closing is international in scope, other than Canada; (b) its products and services related to such business are marketed throughout the world, other than Canada; (c) Seller' s business prior to Closing competes with other businesses that are or could be located in any part of the world, other than Canada; (d) Purchaser has required that Restricted Party make the covenants set forth in Sections 3and 4 of this Agreement as a condition to Purchaser's purchase of the Assets; (e) the provisions of Sections 3 and 4 of this Agreement are reasonable and necessary to protect and preserve Purchaser's interests in and right to the use and operation of the Assets from and after Closing; and (f) Purchaser would be irreparably damaged if Restricted Party were to breach the covenants set forth in Section 3 of this Agreement.

2. NONCOMPETITION AND NONSOLICITATION

As an inducement for Purchaser to enter into the Asset Purchase Agreement and as additional consideration for the consideration to be paid to Restricted Party under the Asset Purchase Agreement [and the consideration to be paid under this Agreement] Restricted Party agrees that:

(a)           For a period of two years after the expiration or termination of the Term or any extension Term, whichever is later, under the Asset Purchase Agreement:

(i)            Restricted Party will not, directly or indirectly, engage or invest in, own, manage, operate, finance, control or participate in the ownership, management, operation, financing or control of, be employed by, associated with or in any manner connected with, or render services or advice or other aid to, or guarantee any obligation of, any Person engaged in or planning to become engaged in the travel industry or any other business whose products or activities compete in whole or in part with the business in which the Assets were used prior to the Closing or may be used thereafter, anywhere in the world, provided, however, that Restricted Party may purchase or otherwise acquire up to (but not more than) one percent of any class of securities of any enterprise (but without otherwise participating in the activities of such enterprise) if such securities arc listed on any national or regional securities exchange or have been registered under Section I2(g) of the Securities Exchange Act of 1934. Seller and Restricted Party agree that this covenant is reasonable with respect to its duration, geographical area and scope.

Exhibit 1

(ii)           Restricted Party agrees not to, directly M. indirectly, (A) induce or attempt to induce any employee of Seller who becomes an employee of Purchaser in connection with the purchase of the Assets to leave the employ of Purchaser; (B) in any way interfere with the relationship between Purchaser and any such employee of Purchaser; (C) employ or otherwise engage as an employee, independent contractor or otherwise any such employee of Purchaser; or (ID) induce or attempt to induce any customer, supplier, licensee or other Person to cease doing business with Purchaser or in any way interfere with the relationship between any such customer, supplier, licensee or other business entity and the Purchaser.

(b)          The Parties acknowledge and agree that the Permitted Activities in the Asset Purchase Agreement and the other travel-related services required of the YTB Parties in the Asset Purchase Agreement are exempted from the non-competition covenants of this Agreement.

(c)           In the event of a breach by Restricted Party of any covenant set forth in Subsection 3(a) of this Agreement, the term of such covenant will be extended by the period of the duration of such breach.

3. COMPENSATION

As additional consideration for the covenants in Section 2 of this Agreement, Purchaser has paid Restricted Party ten dollars and other valuable consideration, the sufficiency and receipt of which is hereby acknowledged.

4. REMEDIES

If Restricted Party breaches the covenants set forth in Section 2 of this Agreement, Purchaser will be entitled to the following remedies:

(a)           Damages, as the case may be; and

(b)           In addition to its right to damages and any other rights it may have, to obtain injunctive or other equitable relief to restrain any breach or threatened breach or otherwise to specifically enforce the provisions of Section 3 of this Agreement, it being agreed that money damages alone would be inadequate to compensate Purchaser and would be an inadequate remedy for such breach.

(c)           The rights and remedies of the parties to this Agreement are cumulative and not alternative.

5. SUCCESSORS AND ASSIGNS

This Agreement will be binding upon Purchaser and Restricted Party and will inure to the benefit of Purchaser and its affiliates, successors and assigns.

6. WAIVER

The rights and remedies of the parties to this Agreement arc cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power or privilege tinder this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement can be discharged, in whole or in part, by a waiver or renunciation of the claim or right except in writing; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party, or of the right of the party giving such notice or demand to require the other party, to take further action without notice or demand as provided in this Agreement.

7. GOVERNING LAW

This Agreement will be governed by the laws applied by courts of the State of Delaware to contracts entered into within that state by parties residing within that state and having no connection to any other state.

8. SEVERABILITY

Whenever possible, each provision and term of this Agreement will be interpreted in a manner to be effective and valid, but if any provision or term of this Agreement is held to he prohibited or invalid, then such provision or term will be ineffective only to the extent of such prohibition or invalidity, without invalidating or affecting in any manner whatsoever the remainder of such provision or term or the remaining provisions or terms of this Agreement. If any of the covenants set forth in Section 3 of this Agreement are held to be unreasonable, arbitrary or against public policy, such covenants will be considered divisible with respect to scope, time and geographic area, and in such lesser scope, time and geographic area, will be effective, binding and enforceable against Restricted Party to the greatest extent permissible.

Exhibit 1

9. COUNTERPARTS

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

10. SECTION HEADINGS, CONSTRUCTION

The headings of sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to "Section" or "Sections" refer to the corresponding Section or Sections of this Agreement unless otherwise specified. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word "Including" does not limit the preceding words or terms.

11. ENTIRE AGREEMENT

This Agreement, the Asset Purchase Agreement, and the related documents contemplated thereby executed concurrently herewith, constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior written and oral agreements and understandings between the parties with respect to the subject matter of this Agreement. This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

"RESTRICTED PARTY"

/s/ J Scott Tomer
[NAME OF RESTRICTED PARTY]

"PURCHASER"
SIXTH SCOTT, LLC

By:
Name:
Title:

Exhibit 1

EXHIBIT C DISCLOSURE
SCHEDULE

SECTION 1.3: ASSUMED CONTRACTS

Vendor Agreement with Orbitz Worldwide, LLC (requires affirmative assumption by assignee prior to assignment)

Any other contracts Purchaser elects, in Purchaser's sole direction, to assume within 90 days of Closing.

SECTION 1.7: BUSINESS ASSETS

All assets used primarily to perform the Business, including but not limited to the following:

(a)           the following tangible personal property:

15 Computers with windows XP, and OS licenses.

15 Monitors

15 phone handsets

15 Keyboard/Mice

15 power strips

30 network cables (1 from wall to phone, I from phone to PC)

2.5 Credentials Printers

(b)           The current travel booking engine, all travel-related training materials (including eCampus), and any other travel-related materials, software, programs, Intellectual property, software, hardware.code.

(c)           all accounts, notes, receivables and other rights to receive money arising out of or relating to the operations of the Business;

(d)           all intangible property of every kind and nature that exists as of the closing date and that is related to the Business, including, without limitation, the following:

(i)            all copyrights and all applications and registrations therefor that are used in the Business, and licenses thereof, pursuant to which seller has any right to the use or benefit of, or other rights with respect to, any of the foregoing;

(ii)           all licenses, permits, certificates, franchises, registrations, authorizations, filings, consents, accreditations, approvals and other indicia of authority relating to the operation of the Business as presently conducted by Seller;

(iii)          all benefits, proceeds or any other amounts payable under any policy of insurance maintained by Seller with respect to destruction of, damage to or loss of use of any of the Assets, but excluding all benefits, proceeds or any other amounts payable under any policy of insurance maintained by Seller with respect to the Business;

Exhibit 1

(iv)          all deposits held by Seller n connection with future services to be rendered by Seller in connection with the Business, but not including any ARC or seller of travel bonds or deposits (except as used through the Transition Services Period); and

(v)           all warranties, guarantees and covenants not to compete with respect to the Business; and

(e)           all the books, records, forms and files relating exclusively to the operations of the Business or reflecting the operations thereof, but excluding therefrom records reflecting the operations of the Seller as a whole or records to which Seller and Buyer shall have joint access thereto pursuant to other provisions of this Agreement.

SECTION 1.17: EXCLUDED ASSETS:

All of the following assets are Excluded Assets:

(a)           All assets owned by YTB Parties (other than Seller) which are used to provide back-office, administrative and similar services to Seller or the Business;

(b)           The lease of office space where Seller currently conducts the Business; and

(c)            All tangible personal property of the VTR Parties other the assets set forth in Section 1.7(a) of this Disclosure Schedule.

SECTION 1.41: PERMITTED ENCUMBRANCES: None

SECTION 3.3: WIRE INSTRUCTIONS:

Associated Bank, N.A.
200 North Adams Street
Green Bay, WI 54301 USA
Routing 075900575
Account 2223152220

SECTION 5.1: APPROVALS:

The following contracts require notice or consent prior to any assignment:

Vendor Agreement with Orbitz Worldwide, LLC (requires affirmative assumption by assignee prior to assignment)

Vendor Agreement with Sabre, Inc. (requires 60 days notice prior to assignment)

SECTION 5.3: LITIGATION/CLAIMS:

On August 8, 2008, a complaint seeking to be certified as a class-action was filed against YTB, three YTB subsidiaries, and certain executive officers, in the United States District Court, Southern District of Illinois. The complaint alleges that the defendants violated the Illinois Consumer Fraud and Deceptive Business Practices Act. On August 14, 2008, a second, substantively similar, complaint was filed against the same defendants in the United States District Court for the Southern District of Illinois. The two cases have now been consolidated and are proceeding together before the same judge. The plaintiffs have filed a consolidated complaint, seeking damages of over $100 million. On February 9, 2009, YTB filed motions to dismiss the consolidated complaint.

On June 5, 2009, the Court granted YTB's motions and dismissed the class action complaint, but granted the plaintiffs leave to file an amended complaint that conformed with the Court's ruling. On July 15, 2009, the plaintiffs filed an amended complaint that purported to conform to the Court's ruling. The amended complaint asserts claims similar to those contained in the dismissed complaint. On July 20, 2009, the Court, acting on its own motion, struck the plaintiffs' amended complaint in its entirety based on the Court's belief that the amended complaint does not pass muster under the applicable federal pleading standards. On July 27, 2009, the plaintiffs filed motions for leave with the Court to amend their complaints. The Court granted their motions and a second amended complaint was filed on December 24, 2009. On February 12, 2010, YTB filed motions to dismiss the amended consolidated complaint. On April 19, 2010, the Court granted the Motion to Dismiss as to all the out-of- state plaintiffs. As a result, there is only one remaining plaintiff who is a citizen of Illinois. Consequently, the Court has requested further briefing on the issue of whether the Court retains jurisdiction to hear the matter when both plaintiffs and defendants are citizens of the same state. The additional briefing was due on May 19, 2010.

Exhibit 1

On May 26, 2010, the Court dismissed the last remaining Plaintiffs. Plaintiffs subsequently filed an appeal with the Seventh Circuit. Oral argument for the appeal occurred on February 25, 2011. Additionally, on June 16, 2011, the Plaintiffs have filed a new class action complaint with substantially the same allegations in Illinois state court. This state court complaint has been removed to Federal Court and motions to dismiss the suit are currently pending before the Court.

On July 27, 2011, the Seventh Circuit Court of Appeals overruled the District Court's dismissal of the national class-action and remanded the case for further proceedings.

On September 26, 2011, the Court denied YTB's motion to dismiss the class action complaint and the matter will proceed towards the discovery phase.

SECTION 5.4: ASSUMED CONTRACTS: Sec section 1.3 of this Disclosure Schedule above.

SECTION 5.5: BUSINESS ASSETS:See section 1.17 of this Disclosure Schedule above.

SECTION 7.10: EMPLOYEES AND ACCRUED VACATION TIME:

Employee	SICK	PTO Balance	Total

Tami Goad	16	198	214
Joanne Anton		114.47	114.47
Imanuel Reed		52.43	52.43
Dana Rakers		0	0
Jamie Murray		58.94	58.94
Laurie Jones		28.91	28.91
Yolanda Keithley		55	55
Mike Lackey		53.02	53.02
Eva Jones		8	8
Cheri Isaac		18.55	18.55
Dan Vetter		21	21
Jolene Funk		33.02	33.02
Laveika Davis		0.9	0.9
Total		642.24	658.24

Exhibit 1

EXHIBIT D
BILL OF SALE

For good and sufficient consideration, receipt of which is hereby acknowledged, YTB International, Inc., a Delaware corporation ("YTB"), YTB Travel Network, Inc., a Delaware corporation ("YTB Travel") YTB Travel Network of Illinois, Inc., an Illinois corporation and a wholly-owned subsidiary of YTB Travel ("Seller"), YTB, Inc. f/k/a ZamZuu, Inc., a Delaware corporation and a wholly owned subsidiary of YTB ("ZamZun"), (collectively "Seller"), has SOLD, ASSIGNED, and TRANSFERRED and by these presents does SELL, ASSIGN, TRANSFER, and DELIVER to Sixth Scott, LLC, a Utah limited liability company, its successors and assigns ("Buyer"), effective as of March 1, 2012, all Seller's right, title, and interest in and to each and all of the assets of Seller described below and wherever situated as they exist on the date hereof except as expressly stated otherwise herein or in that certain Amended and Restated Asset Purchase Agreement, dated as of March 1, 2012 (the "Agreement"), to which Seller and Buyer are parties. Capitalized terms used herein without definition shall have the meaning assigned to them in the Agreement.

Without limiting the generality of the foregoing, the assets acquired by Buyer hereunder include all assets used primarily to perform the Business, including but not limited to the following:

(a)           the following tangible personal property:

15 Computers with windows XP, and OS licenses.

15 Monitors

15 phone handsets

15 Keyboard/Mice

15 power strips

30 network cables (1 from wall to phone, 1 from phone to PC)

2.5 Credentials Printers

(b)           The current travel booking engine, all travel-related training materials (including eCampus), and any other travel-related materials, software, programs, Intellectual property, software, hardware.code.

(c)            all accounts, notes, receivables and other rights to receive money arising out of or relating to the operations of the Business;

(d)           all intangible property of every kind and nature that exists as of the closing date and that is related to the Business, including, without limitation, the following:

(i)            all copyrights and all applications and registrations therefor that are used in the Business, and licenses thereof, pursuant to which seller has any right to the use or benefit of, or other rights with respect to, any of the foregoing;

(ii)           all licenses, permits, certificates, franchises, registrations, authorizations, filings, consents, accreditations, approvals and other indicia of authority relating to the operation of the Business as presently conducted by Seller;

(iii)          all benefits, proceeds or any other amounts payable under any policy of insurance maintained by Seller with respect to destruction of, damage to or loss of use of any of the Assets, but excluding all benefits, proceeds or any other amounts payable under any policy of insurance maintained by Seller with respect to the Business;

Exhibit 1

(iv)          all deposits held by Seller in connection with future services to be rendered by Seller in connection with the Business, but not including any ARC or seller of travel bonds or deposits (except as used through the Transition Services Period); and

(v)           all warranties, guarantees and covenants not to compete with respect Business; to the and

(e)           all the books, records, forms and files relating exclusively to the operations of the Business or reflecting the operations thereof, but excluding therefrom records reflecting the operations of the Seller as a whole or records to which Seller and Buyer shall have joint access thereto pursuant to other provisions of this Agreement.

Seller hereby authorizes Purchaser to take any appropriate action in connection with any of these rights, claims, causes of action, and property, in the name of Seller or in its own or any other name, but at its own expense.

And Seller, subject to the terms of the Agreement, does hereby warrant, covenant and agree that it:

(a)           has good and marketable title to the assets, business, and goodwill hereby sold, assigned, transferred, conveyed, and delivered;

(b)          will warrant and defend the sale of these assets, business, and goodwill against all and every person or persons whomsoever claiming to or making claim against any or all of them; and

(c)           will take all steps necessary to put Seller, its successors or assigns, in actual possession and operating control of the assets and business.

Any individual, partnership, corporation, or other entity may rely without further inquiry upon the powers and rights herein granted to the Buyer and upon any notarization, certification, verification, affidavit, or jurat by any notary public of any state relating to the authorization, execution, and delivery of this Bill of Sale or to the authenticity of any copy, conformed or otherwise, hereof.

Exhibit 1

"YTB TRAVEL"
YTB TRAVEL NETWORK, INC.

By:	/s/ Jeremy Hemann
Name:	Jeremy Hemann
Title:	Secretary

STATE OF ILLINOIS                         )

COUNTY OF MADISON                  )

On the day of February 24, 2012 before me personally came Jeremy Hemannto me known, who being by me duly sworn, did depose and say that he is the Secretary of YTB Travel Network, Inc. a Delaware corporation; and that he executed the foregoing instrument on behalf of such corporation.

Notary Public in and for

The State of	Illinois

Name:	/s/ Amanda Cooperider

My Commission Expires: November 17, 2014

"ZAMZUU"
YTB INC., F/K/A ZAMZUU, INC.

By:	/s/ J Scott Tomer
Name:	J Scott Tomer
Title:	President & CEO

STATE OF ILLINOIS                         )

COUNTY OF MADISON                  )

On the day of February 24, 2012 before me personally came J. Scott Tomer to me known, who being by me duly sworn, did depose and say that he is the President & CEO  of YTB, Inc./ZamZuu a Delaware corporation; and that he executed the foregoing instrument on behalf of such corporation.

Notary Public in and for

The State of	Illinois

Name:	/s/ Amanda Cooperider

My Commission Expires: November 17, 2014

Exhibit 1

IN WITNESS WHEREOF, Seller has caused this Bill of Sale to he signed by its duly authorized representative.

"SELLER"
YTB TRAVEL OF ILLINOIS, INC.

By:	/s/ Jeremy Hemann
Name:	Jeremy Hemann
Title:	Secretary

STATE OF ILLINOIS                         )

COUNTY OF MADISON                  )

On the day of February 24, 2012 before me personally came Jeremy Hemann to me known, who being by me duly sworn, did depose and say that he is the Secretary of YTB Travel Network of Illinois, Inc. a Delaware corporation; and that he executed the foregoing instrument on behalf of such corporation.

Notary Public in and for

The State of	Illinois

Name:	/s/ Amanda Cooperider

My Commission Expires: November 17, 2014

"YTB"
YTB INTERNATIONAL, INC.

By:	/s/ Robert M Van Patten
Name:	Robert M Van Patten
Title:	President

STATE OF ILLINOIS                         )

COUNTY OF MADISON                  )

On the day of February 24, 2012 before me personally came Robert M Van Patten to me known, who being by me duly sworn, did depose and say that he is the President & CEO of YTB International Inc. a Delaware corporation; and that he executed the foregoing instrument on behalf of such corporation.

Notary Public in and for

The State of	Illinois

Name:	/s/ Amanda Cooperider

My Commission Expires: November 17, 2014

Exhibit 2

OPTION AGREEMENT FOR PURCHASE OF REAL PROPERTY

THIS OPTION AGREEMENT ("Agreement") made and entered into this 25 day of March, 2011, by and between Wood River Capital, LLC, whose principal address is 505 West Vine Street, Suite 301, Kissimmee, Florida 34741, hereinafter referred to as "WRC" and YTB International, Inc, whose principal address is 1901 East Edwardsville Road, Wood River, Illinois 61095, hereinafter referred to as "YTB":

WITNESSETH:

WHEREAS, Simultaneously with the execution of this Agreement, in exchange for fair and adequate consideration paid by WRC to YTB, WRC acquired from YTB and became the fee simple owner of certain real property being, lying and situated in the County of Madison, State of Illinois, such real property having the street address of 1901 East Edwardsville Road, Wood River, Illinois, 62095 ("Premises") and such property with PIN 19-1-08-26-02-201-024.001 and 19-1-08-26-02-201-024 being more particularly described in Exhibit A and depicted in Exhibit B (“Survey’), both Exhibits attached herewith and incorporated herein by this reference;

WHEREAS, YTB desires to procure an option to purchase the Premises, the Zeiser Lease and the Zeiser Note (all as described in that certain March 18, 2011 Commercial Sales Contract including its Rider A by and Between YTB and WRC (Purchase Agreement) back upon the terms and provisions as hereinafter set forth;

NOW, THEREFORE, for good and valuable consideration the receipt and sufficiency of which is hereby acknowledged by the parties hereto and for the mutual covenants contained herein, WRC and YTB hereby agree as follows:

1. YTB and WRC each agree that the above recitals are incorporated herein by this reference.

2. For and in consideration in hand received and subject to the terms and conditions contained in this Agreement, WRC does hereby grant to YTB an exclusive right and Option ("Option") to purchase the Premises, the Zeiser Lease, the Zeiser Note and all other leases relating to the Premises all in “as is condition with all faults” upon the terms and conditions as set forth in this Agreement including the following:

(i) YTB and WRC agree that until that certain March 25, 2011, $4.3 Million promissory note from WRC to YTB ( “Note”) is not paid off or not redeemed by WRC, YTB option price (but in no event shall the period YTB shall have to exercise the Option and close the transactions pursuant to this paragraph 2(i) exceed 36 months from the date of this Agreement), to buy back the Premises, the Zeiser Lease, the Zeiser Note and all other leases relating to the Premises in “as is condition with all faults” for a cash purchase price of $3,900,000.00, plus release and waiver of WRC from all obligations under the Note, plus release and waiver of and form any and all claims and/or disputes YTB has or may have against WRC, plus payment of all WRC’s and YTB’s costs, including costs for survey, title, all transfer stamps and taxes and all attorneys fees and costs of both sides related to the buyback transactions as contemplated by this Agreement.

(ii) YTB and WRC further agree that if WRC (a) has paid off the Note; (b) is deemed to have paid off the Note and/or (c) has redeemed the Note as permitted under the terms of the Note, YTB shall have an option and close the transactions for a period to not exceed 12 months from the date the Note was paid off, deemed paid off and/or redeemed as stated in the Note to buyback the Premises, the Zeiser Lease, the Zeiser Note and all other leases relating to the Premises in “as is condition with all faults” for a cash purchase price of $6,600,000.00 paid at closing plus release and waiver of the Buyer form any and all claims and/or disputes YTB has or may have against WRC, plus payment of all YTB and WRC costs relating to the buyback transaction including without limitation, all costs related to survey, title, all transfer stamps and taxes and all attorneys fees and costs of both sides related to the buyback transactions.

(iii). YTB and WRC agree that YTB does not have right or option to buy anything other than only the above stated Premises, the Zeiser Lease, the Zeiser Note and all leases relating to the Premises from WRC.

1

Exhibit 2

3. YTB shall exercise its exclusive right or Option to purchase the Premises, the Zeiser Lease, the Zeiser Note and all other leases relating to the Property all in as is with all faults condition pursuant to the terms of this Agreement, at any time during the above stated Option Terms, by (a) giving written notice thereof to WRC by way of U.S. Postal Certified Mail or overnight private courier like FedEx or UPS and (b) depositing $30,000.00 with WRC to cover the costs to be incurred by WRC to work towards closing as anticipated by this Agreement (hereinafter referred to as “Option Fee”). As provided for above, the date of sending of said notice shall be the Option Exercise Date. In the event the YTB does not exercise its exclusive right to purchase the Premises the Zeiser Lease, the Zeiser Note and all other leases relating to the Property all in as is with all faults condition pursuant to the terms of this Agreement during the Option Term(s) stated above or close as anticipated to this Agreement within the time provided in this Agreement, WRC shall be entitled to retain the Option Fee, and the Options granted to YTB by way of this Agreement shall become absolutely null and void and neither party hereto shall have any other liability, obligation or duty hereinunder or pursuant to this Agreement to the other.

4. In the event that the YTB exercises its exclusive Option as provided for in the preceding paragraph, WRC agrees to sell and YTB agrees to buy the Premises the Zeiser Lease, the Zeiser Note and all other leases relating to the Property all in as is with all faults condition and both parties agree to execute a contract for such purchase and sale in accordance with the above terms and conditions and the following terms and conditions:

(a) Purchase Price. The purchase price for the Premises the Zeiser Lease, the Zeiser Note and all other leases relating to the Property all in as is with all faults condition shall be as stated in 2(i) or 2(ii) above due and payable in for of cash and delivery of necessary duly executed documents reasonably acceptable to both parties at closing; however, YTB shall receive a credit toward such purchase price in the amount of the Option Fee;

(b) Closing Date. The closing date shall be within 60 days from the Option Exercise Date or at any other date during the Option Term as may be reasonably mutually agreed to in writing by YTB and WRC;

(c) Closing Costs. YTB's and WRC's costs of closing the Contract shall be borne by YTB and a part thereof shall be prepaid to WRC by YTB as a portion of the Option Fee;

(d) Default by YTB; Remedies of WRC. In the event YTB, after exercise of the Option, fails to proceed with the closing of the purchase of the Premises pursuant to the terms and provisions as contained herein and/or under the Contract, WRC shall be entitled to retain the Option Fee as liquidated damages and shall have no further recourse against YTB;

(e) Default by WRC; Remedies of YTB. In the event WRC fails to close the sale of the Premises pursuant to the terms and provisions of this Agreement and/or under the Contract, YTB shall be entitled to either sue for specific performance of the real estate purchase and sale contract or terminate such Contract and sue for money damages.

5. MISCELLANEOUS.

(a) Execution by Both Parties. This Agreement shall not become effective and binding until fully executed by both YTB and WRC. Each party represents to the other that each of the undersigned agents has authority to execute this Agreement on behalf of its party and deliver it on its behalf to the other.

(b) Notice. All notices, demands and/or consents provided for in this Agreement shall be in writing and shall be delivered to the parties hereto at the addresses set for the above with copies to their respective attorney by United States Certified Mail with postage pre-paid or via private courier like FedEx or UPS. Such notices shall be deemed to have been served on the date mailed, postage pre-paid.
Copies of said all such notices and communications shall be addressed to the WRC’s attorney D. Lakhani, Attorney at 8304 S. Kelly Dr., Woodridge, Illinois 60517 and to YTB’s attorney Jack Humes, Attorney, Sivia Business & Legal Services, P.C., 217 South Main Street, Edwardsville, Illinois 62025 or at such other address as either party or their attorney may specify to the other in writing.

(c) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois.

(d) Successors and Assigns. This Agreement and any right under this Agreement are not assignable by YTB without first obtaining written consent from WRC. Any assignment or attempted assignment shall immediately void YTB’s rights and interests under this Agreement

(e) Time. Time is of the essence of this Agreement.

(f) Headings. The headings inserted at the beginning of each paragraph and/or subparagraph are for convenience of reference only and shall not limit or otherwise affect or be used in the construction of any terms or provisions hereof.

(g) Cost of this Agreement. Any cost and/or fees including all attorneys fees incurred by the WRC in preparing, executing or any way related to or associated with this Agreement shall be borne by YTB and shall be reimbursed by YTB to WRC within 10 days of receipt of request for payment.

2

Exhibit 2

(h) Entire Agreement. This Agreement contains all of the terms, promises, covenants, conditions and representations made or entered into by or between WRC and YTB and supersedes all prior discussions and agreements whether written or oral between WRC and

YTB with respect to the Option and all other matters contained herein and constitutes the sole and entire agreement between WRC and YTB with respect thereto. This Agreement may not be modified or amended unless such amendment is set forth in writing and executed by both WRC and YTB with the formalities hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed under proper authority:

Wood River Capital LLC:	YTB, International, Inc:

Name: Kanaiyalal J. Hathi	Name: Robert Van Patten
Title: Member	Title: CEO/President

3